                                        Filed Pursuant to Rule 424(b)(4)
                                        Registration No. 333-39025

                                2,700,000 SHARES

                                      LOGO

                                  COMMON STOCK
                               ------------------
     Of the 2,700,000 shares of Common Stock offered hereby, 2,586,818 shares are being sold by Simulation Sciences Inc. ("SimSci" or the "Company") and 113,182 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SMCI." On November 19, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $18.50 per share. See "Price Range of Common Stock."

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                UNDERWRITING                       PROCEEDS TO
                                 PRICE TO       DISCOUNTS AND     PROCEEDS TO        SELLING
                                  PUBLIC       COMMISSIONS(1)     COMPANY(2)      STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share..................       $18.00            $0.97           $17.03           $17.03
-------------------------------------------------------------------------------------------------
Total(3)...................     $48,600,000      $2,619,000       $44,053,511      $1,927,489
=================================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $475,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $55,890,000, $3,011,850 and $50,950,661, respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about November 25, 1997.

BT ALEX. BROWN
                          WESSELS, ARNOLD & HENDERSON
                                                 SOUNDVIEW FINANCIAL GROUP, INC.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Securities and Exchange Commission (the "Commission") by the Company are hereby specifically incorporated by reference into this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;
(iii) Current Report on Form 8-K dated March 26, 1997; (iv) Current Report on Form 8-K dated September 15, 1997; (v) Current Report on Form 8-K dated September 30, 1997, as amended by Form 8-K/A dated October 29, 1997; (vi) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 30, 1996, and any amendment or report filed for the purpose of updating such description and (vii) the description of the Company's Preferred Shares Purchase Rights contained in the Company's Form 8-A filed on August 14, 1997, and any amendment or report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to Investor Relations, 601 Valencia Avenue, Suite 100, Brea, California 92823; telephone number: (714) 579-0412.
                            ------------------------

     SIMSCI(R), PRO/II(R), PROVISION(R), HEXTRAN(R), PIPEPHASE(R), THE SIMULATOR(R), OpenYield(R) AND AIM(R) are registered trademarks of the Company. AIM Supervisor(TM), AIM/AT Suite(TM), FACs(TM), INPLANT(TM), BATCHSIM(TM), DATACON(TM), ROM(TM), ROMeo(TM), VISUAL FLARE(TM), VISUAL FLOW SUITE(TM), VISUAL NETWORK(TM) AND NETOPT(TM) are trademarks of the Company. All other trademarks referred to in this Prospectus are the property of their respective owners.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere herein or incorporated herein by reference and the Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Simulation Sciences Inc. ("SimSci" or the "Company") is a leading provider of commercial application software and related services to the petroleum, petrochemical, industrial chemical and other process industries, as well as the engineering and construction firms that support those industries. SimSci's software products are designed to increase customers' profitability by reducing their capital investment costs, increasing yields, improving product quality and enhancing management decision making. SimSci has developed software to model steady-state and dynamic conditions for both continuous and batch processes. The Company's core simulation technology includes a substantial collection of physical property data and modeling algorithms used to calculate physical and chemical characteristics of materials under a broad set of operating conditions. Key applications addressed by SimSci's products and services include oil and gas production optimization, process design, operational analysis, process information management, on-line modeling and optimization, plant performance monitoring, data reconciliation, and environmental compliance. SimSci provides support and service to more than 650 customers in over 65 countries.

     According to industry sources, companies in the process industries operate more than 14,000 processing facilities worldwide. Companies in these capital-intensive industries must continually seek ways to increase the efficiency of their plant designs and production operations to increase profitability and improve return on investment. Process industry plant operations are comprised of a series of distinct process steps that involve different chemical reactions and physical processes. The chemistry and physics of these individual process steps can be modeled in software using sophisticated mathematical techniques. Because plants in these industries process very large volumes of materials, even slight increases in efficiency may result in significant increases in profitability. Furthermore, increasingly intense global competition and stringent environmental and safety regulations have placed additional pressure on these industries to optimize the conversion of raw materials into finished products. Today's process industry managers are increasingly seeking to use software modeling for process design, to improve the efficiency of their ongoing operations and to manage their overall plants more profitably.

     PRO/II, the Company's leading steady-state simulation program, enables process engineers to rigorously model a wide range of organic and inorganic chemical processes, such as those found in the oil and gas, chemical and petrochemical industries. Engineers use PRO/II to design new processes or to troubleshoot, debottleneck and retrofit existing operations to make them operate more efficiently and profitably. SimSci's products are designed to run on industry-standard platforms and software environments, including Windows NT and UNIX, and utilize an easy-to-use graphical user interface. The Company also offers a number of other products to simulate various aspects of process industry operations.

     The Company's strategy is to expand and extend the use of its simulation technology and solutions for design, operation and management functions throughout the process industries by leveraging core simulation technology, integrating core products into its OSAF architecture, expanding on-line modeling capabilities, penetrating additional process industries and promoting strategic relationships. The Company's strategy includes pursuing acquisitions of complementary businesses, products and technologies. During the first nine months of 1997, the Company completed 8 acquisitions of assets, licenses and technology and the related hiring of approximately 75 new employees.

     The Company markets its products and services through its direct sales organization complemented by sales agents and distributors. The Company's global direct sales force includes sales personnel located in three sales and support offices in the United States and international sales offices in Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom and Venezuela. SimSci also markets its products at a substantial discount to universities for use in teaching and research, participates in industry trade shows, conducts direct mail campaigns and sponsors industry conferences and seminars. Selected customers include Exxon Oil Corporation, Mobil Oil Corporation, Royal Dutch Shell Oil Company, Allied Signal Corporation, Hoechst AG, Mitsubishi Chemical Corporation, Bechtel Corporation, Fluor Daniel, Inc. and Snamprogetti SpA.

     The Company was incorporated in California in 1967 and reincorporated in Delaware in September 1996. The Company's principal offices are located at 601 Valencia Avenue, Suite 100, Brea, California 92823 and its telephone number at that location is (714) 579-0412.
                            ------------------------

     When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus as to the rate of contract renewals, the Company's ability to integrate acquired assets, licenses and technology, the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the acceptance, performance and utility of the Company's products and services, the adequacy of capital resources, future fluctuations in various operating expenses, future capital expenditures, the sufficiency of existing and potential cash resources, disruptions associated with facilities moves, the use of the proceeds of this offering, and certain products' future percentage contribution to total revenue are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed herein and in the documents incorporated herein by reference. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company........................    2,586,818 shares
Common Stock offered by the Selling Stockholders...........    113,182 shares
Common Stock to be outstanding after the offering..........    13,631,850 shares(1)
Use of proceeds............................................    For working capital and other
                                                               general corporate purposes.
                                                               See "Use of Proceeds."
Nasdaq National Market symbol..............................    SMCI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         NINE MONTHS ENDED
                                               FISCAL YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                       -----------------------------------------------   -----------------
                                        1992      1993      1994      1995      1996      1996     1997(2)
                                       -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenue........................  $23,940   $28,144   $28,252   $33,119   $46,903   $33,888   $44,095
Gross profit.........................   19,855    24,014    21,564    26,359    39,975    29,034    39,480
Total operating expenses.............   19,009    21,857    23,965    24,152    35,791    26,541    49,756
Income (loss) from operations........      846     2,157    (2,401)    2,207     4,184     2,493   (10,276)
Net income (loss)....................      536     1,604    (1,642)    1,355     2,692     1,619   (11,230)
Pro forma and net income (loss) per
  share..............................                                          $  0.32   $  0.21   $ (1.02)
                                                                               =======   =======   =======
Pro forma and weighted average common
  shares.............................                                            8,347     7,765    10,961
                                                                               =======   =======   =======

                                                                                 SEPTEMBER 30, 1997
                                                                             --------------------------
                                                                             ACTUAL      AS ADJUSTED(3)
                                                                             -------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................................................  $ 6,879        $ 50,458
Total assets...............................................................   60,116         103,695
Total liabilities..........................................................   27,190          27,190
Total stockholders' equity.................................................   32,926          76,505

---------------

(1) Excludes (i) 1,680,790 shares of Common Stock issuable upon the exercise of outstanding options at September 30, 1997 under the Company's stock option plans at a weighted average exercise price of $7.71 per share and (ii) options to purchase an additional 383,500 shares granted after September 30, 1997 at an exercise price of $22.88 per share. Includes 24,949 shares of Common Stock issued upon the exercise of options after September 30, 1997.

(2) Includes a total of $17.5 million in charges for the write-off of in-process research and development and other costs relating to certain acquisitions for the nine months ended September 30, 1997. See "Risk Factors -- Risks Associated with Past and Potential Future Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted to give effect to the sale of the 2,586,818 shares of Common Stock offered by the Company hereby at a public offering price of $18.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."
                            ------------------------

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     The shares offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information which appears in this Prospectus or in the documents incorporated herein by reference before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere herein. The forward-looking statements contained herein are made as of the date of this Prospectus, and the Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Information Regarding Forward-Looking Statements."

     Fluctuations in Future Operating Results. The Company's operating results have fluctuated in the past and may fluctuate significantly from quarter to quarter or on an annual basis in the future as a result of a number of factors, including, but not limited to: the size and timing of customer orders; changes in license renewal rates, timing of renewals or failure of existing customers to renew their licenses with the Company when their current licenses expire; the length of the Company's sales cycle; the timing and structure of recent acquisitions and future acquisitions, if any; level of services and other activity; timing of new product announcements and introductions by the Company and its competitors; the Company's ability to develop, introduce and market new products and product enhancements; market acceptance of the Company's products; deferrals of customer orders in anticipation of new products or product enhancements or service offerings; market-success of the Company's service offerings; changes in contract terms (including terms affecting the timing of recognition of license revenue) and the rate at which such changes are made; the Company's ability to control costs, including the need for, and degree of use of, third-party contractors and the hiring of new employees; political instability in, or trade embargoes with respect to, foreign markets; changes in the Company's management team; and fluctuating economic conditions. The Company's future operating results may fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, operating results and financial condition. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company ships software products within a short period after receipt of a new order and typically does not have a material backlog of unfilled orders. Revenue in any quarter is dependent to a significant degree on orders booked and license renewals in that quarter and is not predictable with any degree of certainty. Since the Company's expense levels are based in part on management's expectations regarding future revenue, if revenue is below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. In addition, a customer's purchase of the Company's products generally involves a significant commitment of capital with the attendant delays frequently associated with authorization procedures for substantial capital expenditures within large organizations. Moreover, because customers are purchasing larger and more complex simulation software products, the average order value has been increasing and purchases of the Company's products require approval at higher executive levels. For these and other reasons, the sales cycles for the Company's products can be lengthy and are subject to a number of significant risks over which the Company has little or no control. As a result of the large dollar amounts represented by a single order, the timing of the receipt of an order can have a significant impact on the Company's revenues and earnings for a particular period. Any significant or ongoing failure to reach definitive agreements with customers, including renewals of current licensing agreements upon their expiration, would have a material adverse effect on the Company's business, operating results and financial condition. In 1994, the Company experienced delays in the completion of Rigorous On-line Modeling ("ROM") projects that resulted in a material adverse effect on the Company's operating results, and no assurance can be given that the Company will not experience similar delays with respect to ROM or any of its products or services in the future, or that any such delay would not have a material adverse effect on the Company's business, operating results and financial condition.

     Product Concentration. The Company derives a substantial portion of its total revenue from sales of its PRO/II simulation product. Revenue attributable to sales of PRO/II accounted for approximately 70% of the Company's total revenue in each of the last three years and the nine months ended September 30, 1997. The Company currently expects PRO/II, individually or integrated with other products, to account for a significant portion of the Company's total revenue in the future. Accordingly, factors adversely affecting the pricing of or demand for PRO/II, including products and pricing terms offered by competitors, could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the successful development, introduction and customer acceptance of enhanced versions of PRO/II or new or enhanced products that integrate with PRO/II. There can be no assurance that the Company will be successful in marketing the PRO/II product, enhancements to PRO/II or enhanced products that integrate with PRO/II in the future. See "Business -- Products and Services."

     Concentration of Revenue in the Petroleum Industry. The Company derives a substantial majority of its total revenue from software licenses and services to companies in the highly cyclical petroleum industry. Accordingly, the Company's future success is dependent upon the continued demand for process engineering software by companies in the petroleum industry. The Company believes that pricing pressures experienced by petroleum companies in connection with cost containment measures have led to delays and reductions in certain capital and operating expenditures by many of such companies in the past, and such delays or reductions could recur in the future. Any such delays, reductions or fluctuations could have a material adverse effect on the Company's business, operating results and financial condition. In addition, companies in the petroleum industry are experiencing growing pressures to consolidate in response to the increasing need to reduce costs to remain competitive. There can be no assurance that consolidation in the petroleum industry will not result in a loss of customers or revenue or will not otherwise have a material adverse effect on the Company's business, operating results or financial condition. Further, the Company's revenue has in the past been, and may in the future be, subject to substantial period-to-period fluctuations as a consequence of general domestic and foreign economic conditions, political developments and other factors affecting spending in the petroleum industry. The Company intends to develop new products and product enhancements for other process industries, including the chemical process industry. However, there can be no assurance that such products or product enhancements, once introduced, will achieve their intended benefits, compete successfully with in-house or commercial products that are newly introduced or more established in such other process industries or that the Company's products and services will achieve market acceptance in such other process industries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Contract Renewals. The Company derives a significant portion of its total revenue from the renewal of license agreements with existing customers. Since the Company's planned expense levels are based in part on management's expectations regarding renewal rates and future revenue, if renewals and revenue are below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for the revenue shortfall, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company expects contract renewals to account for an increasing portion of the Company's total revenue in the future as the Company increases the number of contracts for renewing customers that result in the recognition of license revenue upon shipment. The Company's license agreements generally have one-to five-year terms and do not obligate the customer to renew. The Company's ability to secure renewals may be affected by, among other factors, its ability to deliver consistent, high-quality and timely product enhancements; ownership or management changes within customer organizations, including acquisitions of customers by other companies; customer capital budget constraints; the introduction of competing products by third parties; political and economic instability in customers' markets; and other factors, many of which may be beyond the control of the Company. There can be no assurance that the Company will be able to maintain its historical renewal rates, and any significant or ongoing decline in renewal rates would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Results of Operations -- Overview."

     Risks Associated With Past and Future Acquisitions. During the first nine months of 1997, the Company completed eight acquisitions of assets, licenses and technology and the related hiring of approximately 75 new employees. The integration of the acquired assets, licenses and technology will involve the assimilation of operations and products, which could divert the attention of the Company's management team and may have a material adverse effect on the Company's operating results in future quarters. In addition, certain of such acquired assets, licenses or technology may require significant additional development, such as the completion of product functionality and the reduction of program errors, before release in commercial products. The Company's strategy includes consideration of additional acquisitions in the future, although there can be no assurance that suitable companies, technologies or products will be available for acquisition. Such acquisitions entail numerous risks, including an inability to assimilate acquired operations and products successfully, inability to complete development of acquired in-process research and development, diversion of management's attention, difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Company, difficulty in integrating new employees and loss of key employees of acquired companies. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of debt, large one-time expenses, and the creation of goodwill or other intangible assets that could result in significant amortization expense. During the nine months ended September 30, 1997, the Company incurred a total of approximately $17.5 million in charges for the write-off of in-process research and development as a result of the allocation of a portion of the purchase price and other charges related to certain acquisitions. Any one or more of these factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need to Achieve Greater Market Penetration. The success of the Company's strategy is dependent upon increased market acceptance of commercial simulation software in general, and of the Company's software products and services in particular, in the process industries. In addition to SimSci's traditional emphasis on petroleum and petrochemical process industries, the Company is increasing its marketing and product targeting efforts in the industrial chemical, pharmaceutical, and fine chemical process industries. Increased market acceptance of the Company's products depends upon several factors, including the performance of the Company's products, accuracy of results obtained by using those products, ease of implementation and use, breadth and integration of product offerings and, generally, the extent to which users achieve the intended cost savings and productivity gains from their use of the Company's products. There can be no assurance that the Company's customers will realize the intended benefits of simulation and modeling software in general, and of the Company's products in particular, or that such software or the Company's products will achieve increased market acceptance in the process industries. Any significant or ongoing failure to achieve such benefits or to increase market acceptance would substantially restrict the future growth of the Company and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Industry Background."

     Competition. The market for commercial simulation software used in the petroleum, chemical and other process industries is intensely competitive and is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. The Company experiences its primary competition from existing and potential customers' decisions to develop their own software internally rather than purchasing commercial software products such as those offered by the Company. As a result, the Company must continuously educate existing and prospective customers about the advantages of purchasing the Company's products and services. There can be no assurance that these customers or other potential customers will perceive sufficient value in the Company's products and services to justify purchasing them. In addition, customers or potential customers could enter into strategic relationships with one or more of the Company's competitors to develop, market and sell competing products and services.

     The Company has experienced and expects to continue to experience competition from current and future competitors, some of which have significantly greater financial, technical, marketing and other resources than the Company. The Company's current direct competitors include, among others, Aspen Technology, Inc. ("Aspen"), Hyprotech, Ltd. and Chemstations, Inc., and, with respect to the Company's technology and consulting services, the Hi-Spec division of Honeywell, Inc., the Advanced Control and Optimization Division of Aspen and ABB Simcon Inc. Certain of the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than can the Company. Also, certain of the Company's current and potential competitors have greater name recognition, larger installed bases and more diversified product lines that could be leveraged to increase market share to the Company's detriment. The Company expects to face increased competition as other established and emerging companies enter the commercial simulation software market in the process industries and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduction in license renewals and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. In addition, current and potential competitors have in the recent past, and may in the future, make strategic acquisitions, merge or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current or prospective customers. Such competition could materially adversely affect the Company's ability to sell new or renewal licenses and maintenance and service agreements on terms favorable to the Company. Further, competitive pressures could require the Company to reduce the price of licenses for its products and related services, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See
"Business -- Competition."

     Dependence Upon Product Development; Need To Develop New and Acquired Technologies. The software market in which the Company competes is subject to rapid technological change, frequent introductions of new products, changes in customer demand and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future results of operations will depend in part upon its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms and by developing and introducing enhancements to its existing products and new products on a timely basis that keep pace with such technological developments, emerging industry standards and customer requirements. In addition, an important part of the Company's product development strategy is to acquire or obtain rights to new technologies from third parties to enhance the Company's existing products or to develop into new products. In this regard, during the first nine months of 1997, the Company completed eight acquisitions of assets, licenses and technology, including technology that will require significant additional development before release in commercial products. There can be no assurance that the Company will be successful in acquiring, developing and marketing products or enhancements that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful acquisition, development, introduction and sale of such products or enhancements or that such products or enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company has in the past experienced delays in the release dates of certain of its new products and enhancements to certain of its existing products. If release dates of any new significant products or product enhancements are delayed or if they fail to achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by the Company or the Company's competitors may cause customers to defer or forgo purchases of current versions of its products, which could in turn have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Product Development."

     Risks Associated With International Operations. A significant portion of the Company's total revenue is derived from customers outside the United States, and the Company anticipates that international revenue will continue to be significant in the future. Revenue from customers outside the United States accounted for 61%, 64%, 67% and 65% of total revenue in 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively. The Company's international operations are subject to risks inherent in the conduct of international business, including unexpected changes in regulatory requirements, exchange rates, export license requirements, tariffs and other barriers, political and economic instability, limited intellectual property protection, difficulties in collecting payments due from sales agents or customers, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, and potentially adverse tax consequences. The Company derives a portion of its total revenue from the sale of products to customers in the Middle East and in the past has been required to discontinue shipments to such customers due to trade embargoes imposed by the United States. There can be no assurance that future trade embargoes or any of the other foregoing factors will not have a material adverse effect on the Company's international operations and therefore its business, operating results and financial condition. Certain of the Company's direct international sales are denominated in local currencies, and the impact of future exchange rate fluctuations on the Company's operating results and financial condition cannot be accurately predicted. The Company does not currently engage in currency exchange rate hedging transactions, and there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenue from international sales and thus the Company's business, operating results and financial condition. The Company may engage in hedging in the future; however, there can be no assurance that any currency hedging policies implemented by the Company in the future will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Strategic Relationships. The Company is dependent in part on a number of strategic alliances for the joint development or marketing of its products. For example, the Company has entered into a number of strategic alliances with respect to its new products and product enhancements, including a development arrangement with Mobil Oil Corporation with respect to NETOPT; a joint development arrangement with Shell Oil Products Company, a subsidiary of Shell Oil Company (collectively, "Shell") with respect to ROMeo; a development and marketing agreement with IFP, ELF and TOTAL with respect to PIPEPHASE-TACITE; a general cooperation agreement with Bayer AG with respect to Simulation Manager; and a marketing agreement with Japan National Oil Corporation ("JNOC") with respect to the integration of PIPEPHASE with JNOC's well simulation program. The Company has also entered into cooperation agreements with Fluor Daniel, IBM and SAP AG. There can be no assurance that the Company's strategic partners will not revoke their commitment to the Company's products or services at any time in the future, that they will not develop their own competitive products or services, or that the software of other companies that is integrated with the Company's software or services will not contain defects or errors or will achieve market acceptance or commercial success. Accordingly, there can be no assurance that the Company's existing or future relationships will result in sustained business alliances, successful product or service offerings or the generation of significant revenues for the Company. Failure of one or more of the Company's strategic alliances to achieve commercial success, or the termination of one or more of such alliances, could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers or loss of confidence by current or potential customers, any of which could have a material adverse effect on the Company's business, results of operations or financial condition. See
"Business -- Products and Services" and "-- Product Development."

     Management of Growth. The Company's business is currently experiencing a period of growth that has placed and is expected to continue to place a significant strain on the Company's personnel and resources. The Company's recent growth is attributable in part to recent acquisitions of businesses, products and technologies, and the related hiring of officers and employees of such acquired businesses. The Company's ability to manage future growth, if any, will depend on the ability of the Company's management to work together effectively and the Company's ability to continue to implement and improve operational, financial and management information and controls systems on a timely basis, together with maintaining effective cost controls, and any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company may also experience changes in senior management that could affect the Company's operations. For example, the Company's chief financial officer joined the Company in October 1997. Further, the Company in the past has experienced difficulties in the management of its service offerings, which difficulties materially and adversely affected the Company's operating results. No assurance can be given that the Company will not experience similar difficulties in the future. See "Management."

     Limited Protection of Proprietary Rights. The Company relies upon a combination of copyright, trade secret and trademark laws to protect its proprietary technology. The Company enters into confidentiality agreements with its employees, developers, distributors and customers and limits access to and distribution of the source code to its software and other proprietary information. However, policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the laws of certain countries in which the Company's products are distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The laws of many countries in which the Company licenses its products protect trademarks solely on the basis of registration. The Company currently possesses a limited number of trademark registrations in certain foreign jurisdictions and does not possess any foreign copyright or patent registrations. Accordingly, effective trademark and patent protection may be unavailable in certain foreign countries.

     Certain technology used in the Company's current products and products under development is licensed from third parties. These licenses may require the Company to pay royalties and to fulfill confidentiality obligations. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in a delay in the Company's ability to ship certain of its products while it seeks to implement technology offered by alternative sources, if any, which could prove costly. Also, any such delay could result in a material adverse effect on the Company's business, operating results and financial condition by delaying the Company's ability to ship products.

     The Company could incur substantial costs in protecting and enforcing its intellectual property rights. Moreover, from time to time third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. In such an event, the Company may be required to incur significant costs in litigating a resolution to the asserted claims. There can be no assurance that such a resolution would not require that the Company pay damages or obtain a license of a third party's proprietary rights in order to continue licensing its products as currently offered or, if such a license is required, that it will be available on terms acceptable to the Company. See "Business -- Proprietary Rights."

     Dependence on Contract Developers. The Company currently subcontracts certain aspects of its research and development to outside contractors. The Company may in the future experience problems with those contractors, such as quality or on-time delivery problems. In addition, certain of these contractors are located outside the United States, and the Company may therefore suffer adverse consequences as a result of communication, cultural or political barriers or because the laws of other countries may be less protective of the Company's intellectual property than are the laws of the United States. In addition, the Company may in the future experience pricing pressure from its contractors. To date, the Company has had only limited experience with the use of research and development contractors. There can be no assurance that the Company will be able to manage its contract developers effectively or that these developers will meet the Company's future requirements for timely delivery of high-quality products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that its products and internal systems are Year 2000 compliant, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results and financial condition.

     Volatility of Stock Price. The market price for the Company's Common Stock has in the past been and in the future could be subject to significant fluctuations as a result of a number of factors, including the announcement of new products, product enhancements or new services by the Company or its competitors, quarterly variations in the Company's results of operations or the results of operations of the Company's competitors, changes in earnings estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies, including SimSci, have been adversely affected by recent world financial market events, including significant market volatility in late October 1997. Stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

     Product Liability. The Company markets its products to customers for process design, simulation and optimization in the petroleum, chemical and other process industries. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of its simulation and optimization software may entail the risk of such claims, which are likely to be substantial in light of the applications in which the Company's products are used. The Company maintains insurance against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful product liability claim brought against the Company in excess of its insurance coverage or outside the scope of such coverage could have a material adverse effect upon the Company's business, operating results and financial condition.

     Potential for Software Defects. Complex software products such as those offered by the Company may contain undetected errors or failures commonly referred to as "bugs." There can be no assurance that, despite significant testing by the Company and by current and potential customers, errors will not be found in new products or enhancements to existing products after commencement of commercial shipments. This risk may be more severe with respect to new products where industry standards and customer loyalty are not yet established and where commercial use of the product is not widespread. Although the Company has not experienced material adverse effects resulting from any such errors or defects to date, there can be no assurance that errors or defects will not be discovered in the future, potentially causing delays in product introduction and shipments or requiring design modifications that could adversely affect the Company's business, results of operations, or financial condition. See
"Business -- Products and Services" and "-- Product Development."

     Dependence on Key Personnel. The Company's future business results depend in significant part on the Company's Chief Executive Officer and other senior management and key employees, including certain technical, managerial and marketing personnel. The loss of the services of any of these individuals or groups of individuals could have a material adverse effect on the Company's business, operating results and financial condition. The Company believes that its future business results will also depend in significant part upon its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires. See "Management."

     Risks Associated With Facilities Moves. The Company has recently entered into a new lease for an approximately 45,000 square foot facility in the Houston, Texas area and intends to consolidate its Houston-area operations by relocating them to this facility in the near future. In addition, the Company is currently seeking alternate space near its Brea, California headquarters and could also move its Brea operations in the near future. Each move of Company facilities involves coordination of complex events in order to avoid or minimize disruption or delay of the Company's operations, including potential delays in product development or shipment of products. If any of the anticipated facility moves were to result in significant delays in product development or other disruption of operations, the Company's business, operating results and financial condition could be materially adversely affected. See
"Business -- Facilities."

     Anti-takeover Effects of the Company's Charter, Bylaws and Delaware
Law. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company has a Stockholder Rights Agreement that could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. The Company is also afforded the protections of the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). The protections of the Company's Stockholder Rights Agreement and Section 203 together with certain other provisions of the Company's charter and bylaws, may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby at the public offering price of $18.00 per share will be $43.6 million ($50.5 million, if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. The Company intends to use the net proceeds for general corporate purposes, including continued investments in product development and expansion of sales and marketing activities. In addition, the Company may use the net proceeds from the sale of the Common Stock offered by the Company hereby for acquisitions of complementary products, technologies or businesses, although the Company is not currently in negotiations with respect to any such acquisitions. Pending such uses, the Company will invest the net proceeds from the sale of the Common Stock offered by the Company hereby in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock for more than five years and does not presently intend to pay cash dividends on the Common Stock in the foreseeable future. The Company's line of credit agreement currently prohibits the payment of cash dividends on its capital stock without the lender's consent. Any payment of cash dividends on shares of Common Stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, restrictions imposed by the Company's lenders, applicable requirements of the Delaware General Corporation Law and other factors which are considered relevant by the Company's Board of Directors.

                          PRICE RANGE OF COMMON STOCK

     The Company was approved for quotation on the Nasdaq National Market beginning October 25, 1997 under the symbol "SMCI." The following table sets forth, for the periods indicated, the high and low per share sale prices of the Common Stock, as reported by the Nasdaq National Market:

                                                                    HIGH           LOW
                                                                   -------       -------
    FISCAL YEAR ENDED DECEMBER 31, 1996
      Fourth Quarter (beginning October 25)......................  $ 15.00       $  9.25

    FISCAL YEAR ENDED DECEMBER 31, 1997
      First Quarter..............................................    18.63         10.00
      Second Quarter.............................................    15.38          9.13
      Third Quarter..............................................    19.88         12.50
      Fourth Quarter (through November 19).......................    23.38         15.88

     On November 19, 1997, the last reported sale price for the Common Stock, as reported by the Nasdaq National Market, was $18.50. As of September 30, 1997, the Company had approximately 45 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company at September 30, 1997 and as adjusted to give effect to the sale of the 2,586,818 shares of Common Stock offered by the Company hereby at the public offering price of $18.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                                     SEPTEMBER 30, 1997
                                                              --------------------------------
                                                                ACTUAL          AS ADJUSTED(1)
                                                              -----------       --------------
                                                                       (IN THOUSANDS)
Obligation related to acquisitions..........................  $       600        $        600
Stockholders' equity:
Preferred Stock, $0.001 par value, 5,000,000 shares
  authorized, 100,000 shares designated as Series A
  Participating Preferred Stock; none issued and
  outstanding...............................................           --                  --
Common Stock, $0.001 par value, 30,000,000 shares
  authorized; 11,020,083 and 13,520,083 shares issued and
  outstanding actual and as adjusted(2).....................           11                  14
Additional paid-in capital..................................       37,889              81,465
Retained earnings...........................................       (4,974)             (4,974)
                                                              -----------       --------------
Total stockholders' equity..................................       32,926              76,505
                                                              -----------       --------------
          Total capitalization..............................  $    33,526        $     77,105
                                                              ============      =============

---------------
(1) Adjusted to give effect to the sale of the 2,586,818 shares of Common Stock offered by the Company hereby at a public offering price of $18.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

(2) Excludes (i) 1,680,790 shares of Common Stock issuable upon the exercise of outstanding options at September 30, 1997 under the Company's stock option plans at a weighted average exercise price of $7.71 per share, (ii) options to purchase an additional 383,500 shares granted after September 30, 1997 at an exercise price of $22.88 per share, and (iii) the exercise of options to purchase 24,949 shares of Common Stock after September 30, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, are derived from the Company's consolidated financial statements incorporated by reference in this Prospectus, which were audited by Deloitte and Touche LLP, independent auditors. The selected financial data presented below as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 are derived from the Company's consolidated financial statements, not included or incorporated by reference in this Prospectus. The selected consolidated financial data for the nine months ended September 30, 1996 and 1997 and at September 30, 1997 have been derived from the unaudited consolidated financial statements of the Company that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes incorporated by reference in this Prospectus. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for a discussion of a change in the Company's license contract terms that affects the comparability of recent revenue to revenue earned before June 30, 1996.

                                                                                                              NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         -----------------------------------------------------------        ---------------------
                                          1992         1993         1994         1995         1996           1996          1997
                                         -------      -------      -------      -------      -------        -------      --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue
  Software license revenue..........     $22,443      $25,048      $25,609      $29,889      $43,561        $31,281      $ 41,913
  Services and other revenue........       1,497        3,096        2,643        3,230        3,342          2,607         2,182
                                         -------      -------      -------      -------      -------        -------       -------
        Total revenue...............      23,940       28,144       28,252       33,119       46,903         33,888        44,095
Cost of revenue
  Cost of software license
    revenue.........................       2,849        2,886        3,990        3,509        4,275          2,932         2,613
  Cost of services and other
    revenue.........................       1,236        1,244        2,698        3,251        2,653          1,922         2,002
                                         -------      -------      -------      -------      -------        -------       -------
        Total cost of revenue.......       4,085        4,130        6,688        6,760        6,928          4,854         4,615
                                         -------      -------      -------      -------      -------        -------       -------
Gross profit........................      19,855       24,014       21,564       26,359       39,975         29,034        39,480
Operating expenses
  Sales and marketing...............       8,685        9,842       10,473       11,662       16,571         11,905        13,189
  Research and development..........       7,258        8,230        9,634        8,621       12,172          9,627        11,835
  General and administrative........       3,066        3,785        3,858        3,869        7,048          5,009         7,212
  In-process research and
    development and other costs.....          --           --           --           --           --             --        17,520
                                         -------      -------      -------      -------      -------        -------       -------
        Total operating expenses....      19,009       21,857       23,965       24,152       35,791         26,541        49,756
Income (loss) from operations.......         846        2,157       (2,401)       2,207        4,184          2,493       (10,276)
Interest and other income, net......         271          313          194          100          458            299         1,439
                                         -------      -------      -------      -------      -------        -------       -------
Income (loss) before provision
  (benefit) for income taxes........       1,117        2,470       (2,207)       2,307        4,642          2,792        (8,837)
Provision (benefit) for income
  taxes.............................         581          866         (565)         952        1,950          1,173         2,393
                                         -------      -------      -------      -------      -------        -------       -------
Net income (loss)...................     $   536      $ 1,604      $(1,642)     $ 1,355      $ 2,692        $ 1,619      $(11,230)
                                         =======      =======      =======      =======      =======        =======       =======
Pro forma and net income (loss) per
  share.............................                                                         $  0.32        $  0.21      $  (1.02)
                                                                                             =======        =======       =======
Pro forma and weighted average
  common shares.....................                                                           8,347          7,765        10,961
                                                                                             =======        =======       =======

                                                                 DECEMBER 31,
                                          -----------------------------------------------------------           SEPTEMBER 30,
                                           1992         1993         1994         1995         1996                  1997
                                          -------      -------      -------      -------      -------        --------------------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital....................     $ 5,943      $ 7,375      $ 5,320      $ 6,415      $27,904              $  6,879
  Total assets.......................      13,914       16,939       16,293       21,554       53,198                60,116
  Total liabilities..................       5,807        6,810        7,806       11,712       14,379                27,190
  Total stockholders' equity.........       8,107       10,129        8,487        9,842       38,819                32,926

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes incorporated by reference in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus or in the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein and in the documents incorporated herein by reference. The forward-looking statements contained herein are made as of the date of this Prospectus, and the Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements. See "Risk Factors" and "Information Regarding Forward-Looking Statements."

OVERVIEW

     Simulation Sciences Inc. was founded in 1967 to develop simulation technology and software used in the design of refineries for the petroleum industry. Thereafter, the Company developed other software products to address additional needs for plant design and operation within the petroleum industry and later expanded the application of these software products to other process industries, including petrochemicals and chemicals. Since 1994, the Company has been developing products and services that further enhance and optimize plant operation and enable integrated enterprise management. The Company hired substantially all of its current executive management team in 1995, except its current chief financial officer, who joined the Company in October 1997.

     The Company generally licenses its software pursuant to non-cancelable, one- to five-year term licenses. The Company receives over 90% of its worldwide revenue from licenses of its software products. These licenses obligate the Company to provide customer support, maintenance and any product updates. During the past five years, the substantial majority of all licenses have been renewed. See "Risk Factors -- Dependence on Contract Renewals; Need to Achieve Greater Market Penetration."

     Revenue from the Company's primary simulation product, PRO/II, accounted for approximately 70% of total revenue in each of the last three years and nine months ended September 30, 1997. The remainder of the Company's revenue is derived from the license of other products and services, including development, integration, ROM and consulting and training services. International revenue, which includes revenue from international subsidiaries and export sales, accounted for approximately 61%, 64%, 67%, and 65% of total revenue in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

     The Company recognizes revenue from product licensing agreements in accordance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition ("SOP 91-1"). SOP 91-1 generally requires recognition of license revenue upon shipment or renewal and recognition of revenue for maintenance and support ratably over the life of the contract. However, if license fees and maintenance and support charges are not separately identified, then all revenue from the contract must be recognized ratably over its life. More than 95% of the Company's license contracts entered into before 1996 did not separately identify software license fees and charges for maintenance and support obligations. As a result, the Company recognized revenue from these contracts ratably over the terms of such contracts in accordance with SOP 91-1 ("Ratable Revenue"). The remaining contracts identified the cost of the license fee and maintenance and support separately and, under SOP 91-1, the Company recognized revenue from the license portion of the contracts upon shipment or renewal ("License Revenue") and from the maintenance and support portion of such contracts as Ratable Revenue. Accordingly, the revenue recognized under a contract resulting in License Revenue recognition will be higher in the quarter of shipment or renewal, and lower in later quarters, than that recognized under a contract resulting only in Ratable Revenue recognition. In order to more closely conform to industry-standard practices regarding licenses and maintenance agreements, in early 1996 the Company began entering into contracts for new and renewing customers that separately identify software license fees and maintenance and support charges, resulting in recognition of License Revenue on an increased portion of contracts. The substantial majority of the Company's new and renewal contracts now contain terms that result in License Revenue. For this reason, the Company does not believe that revenue and results of operations for periods ended on or prior to June 30, 1996 will be directly comparable to results for future periods. Furthermore, because the Company had only begun to recognize License Revenue during the quarter ended March 31, 1996, the Company does not believe that revenue and results of operations for the nine-month period ended September 30, 1997 are directly comparable to the results for the year earlier period. Revenue recognition on certain service offerings is based on percentage of completion and on attainment of project milestones.

     In accordance with Financial Accounting Standards Board Statement No. 86, the Company is required to capitalize software development costs incurred after technological feasibility of the product has been established and prior to the first shipment of such product. Because the Company believes that its process for developing software has been essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

RECENT ACQUISITIONS

     During 1997, the Company has pursued a strategy of acquiring complementary businesses, products and technologies to broaden the Company's product and service offerings to facilitate market penetration. During the first nine months of 1997, the Company completed the following eight acquisitions of assets, licenses or technologies:

     In March 1997, the Company acquired certain assets of Salumunek & Assoc., Inc. for $870,000 in cash. The acquired assets include a yield accounting system that has been integrated with the Company's data reconciliation program, which together comprise the Company's OpenYield product offering.

     In March 1997, the Company acquired certain assets of Visual Solutions, Inc. for a total of $5.5 million in cash and Common Stock of the Company. The Company has developed certain of the acquired technology into its Visual Flow Suite product, which expands the Company's product offerings to include a solution that enables plant engineers to model pressure relief networks, and the Company is currently developing a set of tools based on certain of the acquired technology that will enable the integration of process industry applications under a single user interface.

     In May 1997, the Company entered into a research and development agreement with, and acquired certain technology for $1.0 million in cash from, Bayer AG. The acquired technology, Simulation Manager, is currently under development as a product designed to enable customers to leverage their legacy applications by allowing the simultaneous application of independent software programs to a single optimization problem.

     In June 1997, the Company acquired certain technology from Raytheon Engineers & Constructors, Inc. for $1.0 million in cash. The acquired technology includes the Company's FACS service offering, which provides a soft sensor solution based on rigorous dynamic models.

     In September 1997, the Company concluded three transactions with Shell Oil Products Company, a subsidiary of Shell Oil Company (collectively, "Shell"), for the acquisition and license of certain technology of Shell, including the acquisition of business planning software for $1.5 million in cash and, for a payment of $1.0 million in cash, obtaining certain exclusive marketing rights and the right to purchase Shell's advanced multivariable process control tools. The Company also acquired an irrevocable, perpetual, exclusive, worldwide, fully-paid, royalty-free license to Shell's OPERA solver and MITRE modeling environment for a total of $6.0 million in cash and Common Stock, payable as follows: (i) $1.5 million in cash to be paid on the date that the Company ships the first commercial version of ROMeo, the Company's product under development that will integrate OPERA and MITRE and certain of the Company's own software, and (ii) $4.5 million in Common Stock based on the value of the Company's Common Stock over the ten-day period ending seven days before such shipment date, which is expected in the first half of 1998.

     In September 1997, the Company acquired certain assets of W.R. Biles & Associates, Inc. for approximately $5.2 million, including a cash payment of $2.5 million and the assumption of approximately $2.7 million in net liabilities. The acquired assets included the Company's AIM/AT product under development, a Windows NT-based process information management programs for continuous and batch processes.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's Consolidated Statements of Operations as a percentage of total revenue for the periods indicated.

                                                       YEAR ENDED             NINE MONTHS ENDED
                                                      DECEMBER 31,              SEPTEMBER 30,
                                                -------------------------     -----------------
                                                1994      1995      1996      1996        1997
                                                -----     -----     -----     -----       -----
Revenue
  Software license revenue....................   90.6%     90.2%     92.9%     92.3%       95.1%
  Services and other revenue..................    9.4       9.8       7.1       7.7         4.9
                                                -----     -----     -----     -----       -----
          Total revenue.......................  100.0     100.0     100.0     100.0       100.0
Cost of revenue
  Cost of software license revenue............   14.1      10.6       9.1       8.6         5.9
  Cost of services and other revenue..........    9.6       9.8       5.7       5.7         4.6
                                                -----     -----     -----     -----       -----
          Total cost of revenue...............   23.7      20.4      14.8      14.3        10.5
                                                -----     -----     -----     -----       -----
Gross profit..................................   76.3      79.6      85.2      85.7        89.5
Operating expenses
  Sales and marketing.........................   37.1      35.2      35.3      35.1        29.9
  Research and development....................   34.1      26.0      26.0      28.4        26.8
  General and administrative..................   13.6      11.7      15.0      14.8        16.4
  In process research and development and
     other costs..............................     --        --        --        --        39.7
                                                -----     -----     -----     -----       -----
          Total operating expenses............   84.8      72.9      76.3      78.3       112.8
                                                -----     -----     -----     -----       -----
Income (loss) from operations.................   (8.5)      6.7       8.9       7.4       (23.3)
Interest and other income, net................    0.7       0.3       1.0       0.9         3.3
                                                -----     -----     -----     -----       -----
Income (loss) before provision (benefit) for
  income taxes................................   (7.8)      7.0       9.9       8.3       (20.0)
Provision (benefit) for income taxes..........   (2.0)      2.9       4.2       3.5         5.5
                                                -----     -----     -----     -----       -----
Net income (loss).............................   (5.8)%     4.1%      5.7%      4.8%      (25.5)%
                                                =====     =====     =====     =====       =====

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Total Revenue. Total revenue increased 30% to $44.1 million for the nine months ended September 30, 1997 from $33.9 million for the nine months ended September 30, 1996. Software license revenue, which includes revenue from software licenses, maintenance and support fees, increased 34% to $41.9 million for the nine months ended September 30, 1997 from $31.3 million for the nine months ended September 30, 1996. The increase in software license revenue was primarily attributable to the effect of the change in contract terms, renewals of licenses for higher fees, addition of new products and services to renewing contracts and licenses to new customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for a discussion of the change in contract terms. Services and other revenue, which includes integration, ROM, consulting and training services, decreased 16% to $2.2 million from $2.6 million for the nine months ended September 30, 1997 and 1996, respectively. The decrease in services and other revenue primarily relates to a decrease in ROM projects.

     Total Cost of Revenue. Total cost of revenue decreased 5% to $4.6 million for the nine months ended September 30, 1997 from $4.9 million for the nine months ended September 30, 1996. Cost of software license revenue, which includes costs of product and distribution, customer support and maintenance, and royalties, was $2.6 and $2.9 million for the nine months ended September 30, 1997 and 1996, respectively. Cost of software license revenue as a percentage of software license revenue was 6% and 9% in the nine months ended September 30, 1997 and 1996, respectively. The decrease as a percentage of software license revenues was due primarily to the increase in software license revenues. The decrease in dollars in cost of software license revenue was due primarily to lower support costs. Cost of services and other revenue, which includes costs of personnel involved in project execution and training, as well as travel, third-party professional fees and related administrative costs, was $2.0 million and $1.9 million for the nine months ended September 30, 1997 and 1996, respectively. Cost of services and other revenue as a percentage of services and other revenue increased to 92% from 74% for the nine months ended September 30, 1997 and 1996, respectively, primarily due to the decrease in services and other revenue during the period and underutilization of services personnel and other resources.

     Sales and Marketing. Sales and marketing expenses increased 11% to $13.2 million for the nine months ended September 30, 1997 from $11.9 million for the nine months ended September 30, 1996. Sales and marketing expenses as a percentage of total revenue were 30% and 35% for the nine months ended September 30, 1997 and 1996, respectively. The increase in sales and marketing expenses in dollars was due primarily to an increase in the number of sales and marketing professionals and related expenses. The Company anticipates that sales and marketing expenses will increase in dollars and may fluctuate as a percentage of total revenue in the future.

     Research and Development. Research and development expenses increased 23% to $11.8 million for the nine months ended September 30, 1997 from $9.6 million for the nine months ended September 30, 1996. Research and development expenses as a percentage of total revenue were 27% and 28% for the nine months ended September 30, 1997 and 1996, respectively. The dollar increase in research and development expenses was primarily due to an increase in the number of technical professionals, including support staff, as well as personnel hired in connection with acquisitions. The Company expects to continue to devote substantial resources to its research and development efforts to continue to develop and support the Company's highly complex software products. Accordingly, the Company anticipates that research and development expenses will increase in dollars and may fluctuate as a percentage of total revenue in the future.

     General and Administrative. General and administrative expenses increased 44% to $7.2 million for the nine months ended September 30, 1997 from $5.0 million for the nine months ended September 30, 1996. General and administrative expenses as a percentage of total revenue were 16% and 15% in the nine months ended September 30, 1997 and 1996, respectively. The increase in general and administrative expenses in dollars was primarily due to the costs associated with being a publicly held company, personnel-related costs, costs associated with the Company's tax planning program, and consulting and legal expenses. The Company anticipates that its general and administrative expenses will increase in dollars and may fluctuate as a percentage of total revenue in the future.

     In-process Research and Development and Other Costs. In-process research and development expense of $16.2 million for the nine months ended September 30, 1997 was due to the allocation of a portion of the purchase price of technology acquired. The amounts allocated to in-process research and development were based on management's assumptions. Other costs of $1.3 million was due to the write off of amounts paid in previous periods in connection with certain technology acquired from Shell.

     Interest and Other Income. Interest and other income increased $1.1 million to $1.4 million for the nine months ended September 30, 1997 from $0.3 million for the nine months ended September 30, 1996. The increase was primarily attributable to interest income associated with the proceeds received in the Company's initial public offering in the fourth quarter of 1996 and an increase in interest income from the effect of the change in contract terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Provision for Incomes Taxes. The Company's effective tax rate, excluding the in-process research and development and other costs, decreased to 40% from 42% for the nine months ended September 30, 1997 and 1996, respectively, due to the Company's implementation of a tax planning program.

     Net Income (Loss). Net loss was $11.2 million for the nine months ended September 30, 1997 compared to net income of $1.6 million for the nine months ended September 30, 1996. Excluding the $17.5 million in charges for in-process research and development and other costs, net income for the nine months ended September 30, 1997 would have been approximately $5.2 million.

COMPARISON OF 1996 TO 1995

     Total Revenue. Total revenue increased 42% to $46.9 million for the year ended December 31, 1996 from $33.1 million for the year ended December 31, 1995. Software license revenue, which includes revenue from software licenses, maintenance and support fees, increased 46% to $43.6 million for the year ended December 31, 1996 from $29.9 million for the year ended December 31, 1995. The increase in software license revenue was primarily attributable to the effect of the change in contract terms, renewals of licenses for higher fees, addition of new products and services to renewing contracts and licenses to new customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for discussion of change in contract terms. Services and other revenue, which includes integration, ROM, consulting and training services, was $3.3 million and $3.2 million for the years ended December 31, 1996 and 1995, respectively.

     Total Cost of Revenue. Total cost of revenue increased 2% to $6.9 million for the year ended December 31, 1996 from $6.8 million for the year ended December 31, 1995. Cost of software license revenue, which includes costs of production and distribution, customer support and maintenance, and royalties, increased 22% to $4.3 million from $3.5 million for the years ended December 31, 1996 and 1995, respectively. Cost of software license revenue as a percentage of software license revenue was 10% and 12% in the years ended December 31, 1996 and 1995, respectively. Such decrease primarily relates to the increase in software license revenue. Cost of services and other revenue, which includes costs of personnel involved in training and project execution, as well as travel, third-party professional fees and related administrative costs, decreased 18% to $2.7 million from $3.3 million for the years ended December 31, 1996 and 1995, respectively. Cost of services and other revenue as a percentage of services and other revenue decreased to 79% from 101% for the years ended December 31, 1996 and 1995, respectively as the Company improved employee productivity on ROM projects.

     Sales and Marketing. Sales and marketing expenses increased 42% to $16.6 million for the year ended December 31, 1996 from $11.7 million for the year ended December 31, 1995. Sales and marketing expenses as a percentage of total revenue were 35% for each of the years ended December 31, 1996 and 1995. The increase in sales and marketing expenses in dollars was due primarily to an increase in the number of sales and marketing professionals and related hiring expenses. The Company anticipates that sales and marketing expenses will increase in dollars and will fluctuate as a percentage of total revenue in the future.

     Research and Development. Research and development expenses increased 41% to $12.2 million for the year ended December 31, 1996 from $8.6 million for the year ended December 31, 1995. These increases were due to an increase in the number of engineers and related hiring expenses and third-party contractors involved in the development of a number of planned upgrades and new products. Research and development expenses as a percentage of total revenue were 26% for each of the years ended December 31, 1996 and 1995. The Company expects to continue to devote substantial resources to its research and development efforts to continue to develop and support the Company's highly complex software products. Accordingly, the Company anticipates that research and development expenses will increase in dollars and may fluctuate as a percentage of total revenue in the future.

     General and Administrative. General and administrative expenses increased 82% to $7.0 million for the year ended December 31, 1996 from $3.9 million for the year ended December 31, 1995. General and administrative expenses as a percentage of total revenue were 15% and 12% in the years ended December 31, 1996 and 1995, respectively. The increase in general and administrative expenses in dollars and as a percentage of total revenue was primarily due to the addition of senior management personnel, as well as the increase in expense recorded for bad debts. The Company believes that its general and administrative expenses will increase in dollars in the future, and may fluctuate as a percentage of total revenue, due in part to the Company's planned expansion in staffing and costs associated with being a publicly held company.

     Interest and Other Income. Interest and other income increased $358,000 to $458,000 for the year ended December 31, 1996 from $100,000 for the year ended December 31, 1995. The increase was primarily attributable to interest income associated with the proceeds received in the Company's initial public offering in the fourth quarter of 1996 and an increase in interest income from the effect of the change in contract terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Provision for Income Taxes. The Company's effective tax rate was 42% and 41% for the years ended December 31, 1996 and 1995, respectively.

COMPARISON OF 1995 TO 1994

     Total Revenue. Total revenue increased 17% to $33.1 million for the year ended December 31, 1995 from $28.3 million for the year ended December 31, 1994. Software license revenue, which includes revenue from software licenses, maintenance and support fees, increased 17% to $29.9 million for the year ended December 31, 1995 from $25.6 million for the year ended December 31, 1994. The increase in software license revenue was primarily attributable to new international licenses and license renewals associated primarily with the September 1994 introduction of PRO/II with PROVISION and increased sales force productivity following the restructuring and expansion of the Company's sales force. Services and other revenue, which includes integration, ROM, consulting and training services, was $3.2 million and $2.6 million for the years ended December 31, 1995 and 1994, respectively. The increase in services and other revenue was due primarily to improvement in ROM project management and recruitment of a sufficient number of qualified personnel, which resulted in completion of delayed ROM projects.

     Total Cost of Revenue. Total cost of revenue was $6.8 million for the year ended December 31, 1995 and $6.7 million for the year ended December 31, 1994. Cost of software license revenue, which includes costs of production and distribution, customer support and maintenance, and royalties, decreased 12% to $3.5 million from $4.0 million for the years ended December 31, 1995 and 1994, respectively. Cost of software license revenue as a percentage of software license revenue was 12% and 16% in the years ended December 31, 1995 and 1994, respectively. The decrease in cost of software license revenue in dollars and as a percentage of software license revenue was primarily due to increased customer support and distribution costs associated with the introduction of PRO/II with PROVISION in 1994. Cost of services and other revenue, which includes costs of personnel involved in training and project execution, as well as travel, third-party professional fees and related administrative costs, increased 20% to $3.3 million from $2.7 million for the years ended December 31, 1995 and 1994, respectively, due to an increase in the volume of ROM projects. Cost of services and other revenue as a percentage of services and other revenue decreased to 101% from 102% for the years ended December 31, 1995 and 1994, respectively.

     Sales and Marketing. Sales and marketing expenses increased 11% to $11.7 million for the year ended December 31, 1995 from $10.5 million for the year ended December 31, 1994. Sales and marketing expenses as a percentage of total revenue was 35% for the year ended December 31, 1995 and 37% for the year ended December 31, 1994. The dollar increase in sales and marketing expenses were generally attributable to the expansion and restructuring of the Company's sales force in 1995.

     Research and Development. Research and development expenses decreased 11% to $8.6 million for the year ended December 31, 1995 from $9.6 million for the year ended December 31, 1994. Research and development expenses as a percentage of total revenue was 26% for the year ended December 31, 1995 and 34% for the year ended December 31, 1994. The decrease in 1995 was primarily due to contract development costs associated with the completion of PRO/II with PROVISION in 1994.

     General and Administration. General and administrative expenses were $3.9 million for each of the years ended December 31, 1995 and 1994. General and administrative expenses as a percentage of total revenue were 12% and 14% in the years ended December 31, 1995 and 1994, respectively.

     Interest and Other Income. Interest and other income decreased $94,000 to $100,000 for the year ended December 31, 1995 from $194,000 for the year ended December 31, 1994.

     Provision (Benefit) for Income Taxes. The Company's effective tax rate was 41% for the year ended December 31, 1995, which was primarily attributable to the effect of income tax rates and the related tax rate differential effect of the Company's foreign subsidiaries' operations. The Company's tax benefit was 26% for the year ended December 31, 1994, which was primarily due to a reduction in state tax rates resulting from the tax loss and foreign tax rate differential resulting from the carryback of such taxes.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statements of operations data for each of the quarters in the seven-quarter period ended September 30, 1997, as well as data expressed as a percentage of the Company's revenues for the periods presented. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's audited consolidated financial statements and notes thereto. Quarterly operating results are not necessarily indicative of future results of operations.

                                                                     QUARTER ENDED
                                      ----------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                        1996       1996       1996        1996       1997       1997       1997
                                      --------   --------   ---------   --------   --------   --------   ---------
                                                               (UNAUDITED, IN THOUSANDS)
Revenue
  Software license revenue..........  $  8,942   $10,695     $11,645    $ 12,279   $ 12,697   $14,229     $14,987
  Service and other revenue.........     1,086     1,068         452         736        938       479         765
                                        ------    ------      ------      ------     ------    ------      ------
         Total revenue..............    10,028    11,763      12,097      13,015     13,635    14,708      15,752
  Cost of software license
    revenue.........................     1,017       761       1,154       1,343        905       890         819
  Cost of services and other
    revenue.........................       873       680         369         731        846       459         696
                                        ------    ------      ------      ------     ------    ------      ------
         Total cost of revenue......     1,890     1,441       1,523       2,074      1,751     1,349       1,515
                                        ------    ------      ------      ------     ------    ------      ------
Gross profit........................     8,138    10,322      10,574      10,941     11,884    13,359      14,237
Operating expenses
  Sales and marketing...............     3,548     3,791       4,566       4,666      4,202     4,544       4,443
  Research and development..........     2,699     4,146       2,782       2,545      3,420     4,081       4,334
  General and administrative........     1,467     1,599       1,943       2,039      2,162     2,314       2,736
  In-process research and
    development and other costs.....        --        --          --          --      5,200     1,070      11,250
                                        ------    ------      ------      ------     ------    ------      ------
         Total operating expenses...     7,714     9,536       9,291       9,250     14,984    12,009      22,763
                                        ------    ------      ------      ------     ------    ------      ------
Income (loss) from operations.......       424       786       1,283       1,691     (3,100)    1,350      (8,526)
Interest and other income, net......        28       135         135         160        445       514         480
                                        ------    ------      ------      ------     ------    ------      ------
Income (loss) before provision for
  income taxes......................       452       921       1,418       1,851     (2,655)    1,864      (8,046)
Provision for income taxes..........       185       378         609         778      1,069     1,144         180
                                        ------    ------      ------      ------     ------    ------      ------
Net income (loss)...................  $    267   $   543     $   809    $  1,073   $ (3,724)  $   720     $(8,226)
                                        ======    ======      ======      ======     ======    ======      ======

                                                                               QUARTER ENDED
                                                ----------------------------------------------------------------------------
                                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                                  1996       1996       1996        1996       1997       1997       1997
                                                --------   --------   ---------   --------   --------   --------   ---------
                                                                     (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue
  Software license revenue.....................    89.2%      90.9%       96.3%      94.3%      93.1%      96.7%       95.1%
  Service and other revenue....................    10.8        9.1         3.7        5.7        6.9        3.3         4.9
                                                  -----      -----       -----      -----      -----      -----       -----
        Total revenue..........................   100.0      100.0       100.0      100.0      100.0      100.0       100.0
Cost of revenue:
    Cost of software license revenue...........    10.1        6.5         9.5       10.3        6.6        6.1         5.2
  Cost of services and other revenue...........     8.7        5.8         3.1        5.6        6.2        3.1         4.4
                                                  -----      -----       -----      -----      -----      -----       -----
        Total cost of revenue..................    18.8       12.3        12.6       15.9       12.8        9.2         9.6
                                                  -----      -----       -----      -----      -----      -----       -----
  Gross profit.................................    81.2       87.7        87.4       84.1       87.2       90.8        90.4
Operating expenses
  Sales and marketing..........................    35.4       32.2        37.7       35.9       30.8       30.9        28.2
  Research and development.....................    26.9       35.2        23.0       19.5       25.1       27.7        27.5
  General and administrative...................    14.7       13.6        16.1       15.7       15.9       15.7        17.4
  In-process research and development and other
    costs......................................      --         --          --         --       38.1        7.3        71.4
                                                  -----      -----       -----      -----      -----      -----       -----
        Total operating expenses...............    77.0       81.0        76.8       71.1      109.9       81.6       144.5
                                                  -----      -----       -----      -----      -----      -----       -----
Income (loss) from operations..................     4.2        6.7        10.6       13.0      (22.7)       9.2       (54.1)
Interest and other income, net.................     0.3        1.1         1.1        1.2        3.2        3.5         3.0
                                                  -----      -----       -----      -----      -----      -----       -----
Income (loss) before provision for income
  taxes........................................     4.5        7.8        11.7       14.2      (19.5)      12.7       (51.1)
Provision for income taxes.....................     1.8        3.2         5.0        6.0        7.8        7.8         1.1
                                                  -----      -----       -----      -----      -----      -----       -----
        Net income (loss)......................     2.7%       4.6%        6.7%       8.2%     (27.3)%      4.9%      (52.2)%
                                                  =====      =====       =====      =====      =====      =====       =====

     The Company's operating results have fluctuated in the past and may fluctuate significantly from quarter to quarter or on an annual basis in the future as a result of a number of factors, including, but not limited to: the size and timing of customer orders; changes in license renewal rates, timing of renewals, or failure of existing customers to renew their licenses with the Company when their current licenses expire; the length of the Company's sales cycle; the timing and structure of recent acquisitions and future acquisitions, if any; level of services and other activity; timing of new product announcements and introductions by the Company and its competitors; the Company's ability to develop, introduce and market new products and product enhancements; market acceptance of the Company's products; deferrals of customer orders in anticipation of new products or product enhancements or service offerings; market-success of the Company's service offerings; changes in contract terms (including terms affecting the timing of recognition of license revenue) and the rate at which such changes are made; the Company's ability to control costs, including the need for, and degree of use of, third-party contractors and the hiring of new employees; the availability of components; political instability in, or trade embargoes with respect to, foreign markets; changes in the Company's management team; and fluctuating economic conditions. The Company's future operating results may fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

     During the past three years, the Company has satisfied its cash needs principally through cash generated from operations, if any, existing cash resources and net proceeds from the Company's initial public offering in October 1996. Cash used in operating activities for the nine months ended September 30, 1997 was $10.6 million, which was primarily attributable to increases in long-term installments receivable, unbilled accounts receivable and deferred revenue, partially offset by income excluding the $17.5 million of in-process research and development and other costs.

     Cash used in investing activities during the nine months ended September 30, 1997 was $8.6 million, which was primarily attributable to the acquisition of certain assets and the purchase of property and equipment.

     Cash provided by financing activities of $1.4 million for the nine months ended September 30, 1997 was due to the purchase of shares of the Company's Common Stock in connection with stock plans.

     Available sources of funds at September 30, 1997 consisted of $8.6 million in cash and cash equivalents and a $2.7 million revolving line of credit, net of $0.3 million in outstanding letters of credit, with a commercial bank. The revolving line of credit provides for an unsecured line of credit up to $3.0 million at the bank's prime rate, contains certain financial and other covenants, and expires March 31, 1999. At September 30, 1997, there were no outstanding borrowings under the line of credit; however, the Company currently has $500,000 outstanding under the line of credit. At September 30, 1997, the Company was not in compliance with certain financial covenants contained in the line of credit. The Company is currently exploring various alternatives to increase its cash reserves, which include, but are not limited to, its current discussions with its bank to increase the existing credit facility and to obtain waivers for the Company's noncompliance as of September 30, 1997.

     The Company currently does not anticipate that capital expenditures in the foreseeable future will vary materially from amounts incurred in the prior year except that the Company may relocate one or more of its offices in 1998.

     The Company believes that existing cash resources, the existing line of credit, cash flow from operations, if any, together with the Company's borrowing capacity will be sufficient to fund the Company's operations during the next 12 months.

                                    BUSINESS

THE COMPANY

     Simulation Sciences Inc. ("SimSci" or the "Company") is a leading provider of commercial application software and related services to the petroleum, petrochemical, industrial chemical and other process industries, as well as the engineering and construction firms that support those industries. SimSci's software products are designed to increase customers' profitability by reducing their capital investment costs, increasing yields, improving product quality and enhancing management decision making. SimSci has developed software to model steady-state and dynamic conditions for both continuous and batch processes. The Company's core simulation technology includes a substantial collection of physical property data and modeling algorithms used to calculate physical and chemical characteristics of materials under a broad set of operating conditions. Key applications addressed by SimSci's products and services include oil and gas production optimization, process design, operational analysis, process information management, on-line modeling and optimization, plant performance monitoring, data reconciliation, and environmental compliance. SimSci provides support and service to more than 650 customers in over 65 countries.

INDUSTRY BACKGROUND

     SimSci provides commercial simulation software and related services to the process industries worldwide. According to industry sources, the aggregate number of processing facilities in the process industries is approximately 14,000 worldwide. Companies in these capital-intensive process industries must continually seek ways to increase the efficiency of their plant designs and production operations to increase profitability and improve return on investment. Because plants in these industries process very large volumes of materials, even slight increases in efficiency may result in significant increases in profitability. For example, a sixteen-cent per barrel reduction in oil processing costs would yield an $8.8 million annual increase in profits for a typical oil refinery that processes 150,000 barrels per day. Furthermore, increasingly intense global competition and stringent environmental and safety regulations have placed additional pressure on companies in the process industries to optimize the conversion of raw materials into finished products.

     Process industry plant operations are comprised of a series of distinct process steps that involve different chemical reactions and physical processes. The chemistry and physics of these individual process steps can be modeled in software using sophisticated mathematical techniques. To simulate the performance of specific plants, engineers link mathematical models of each step into overall processes that represent the physical configuration of the plant. Due to the number and complexity of the variables involved, such as the specific chemical properties of the raw materials and the volume, temperature and pressure at which various processes occur, process simulation software is complex and calculation intensive. Engineers use simulation software to analyze the design and operation of the plant and conduct studies to understand process results, operational efficiencies and the economics of production.

     Historically, simulation software was custom-designed by each company and operated on large mainframe computers. Because of the restricted capabilities of these computers, early software models had a limited range of application and required substantial company resources to maintain and support. The time required to process a new scenario was often many hours, resulting in the modeling of operations using non-current data, with an attendant inability to determine optimal plant settings in a timely way. Because of the time required to simulate production processes in this off-line manner, operations personnel were unable to use these models in production decisions. Further, this proprietary software was not designed for widespread use within a company, making consistency in results throughout an enterprise difficult to achieve. In addition, this software was focused primarily on process design rather than ongoing operations or management and had highly technical interfaces that required specialized programming knowledge and chemical engineering skills to operate. Furthermore, these software models were not designed for sharing of data over networked computers.

     In recent years, more powerful computers and advances in software technology have resulted in improved simulation capabilities. However, many process industry companies still use non-object-oriented, proprietary software that implements simplistic models in an off-line environment primarily for design purposes.

     Today's process industry managers are increasingly seeking to use software modeling for both process design and operations to improve the efficiency of their ongoing operations and to manage their overall plants more profitably. To achieve this, simulation software must have easy to use interfaces, allow information to be distributed to managers throughout an organization, process new scenarios based on real-time plant operations data and integrate with other control and data systems. In addition, simulation software must use highly sophisticated models based on rigorous mathematics to generate more accurate information that can be used by different departments throughout an enterprise to provide both managers and engineers with timely, consistent information.

THE SIMSCI SOLUTION

     SimSci's products and services are designed to increase process manufacturers' profitability by enabling the accurate, reliable design of more efficient processes and the use of better decision-support tools to improve plant operations. The Company's principal product has an easy-to-use Graphical User Interface ("GUI") and operates on industry standard hardware and software platforms. This product's open, object-based architecture facilitates interoperability with customer-developed applications and enables the effective use of simulation technology throughout the enterprise. The Company's core simulation technology includes a substantial proprietary collection of physical property data and modeling algorithms used to calculate physical and chemical characteristics of materials under a broad set of operating conditions. Because SimSci's software modules are readily applicable in multiple applications, different departments within an enterprise can share common models, thus increasing the accuracy, timeliness and consistency of information use across multiple departments. The Company's software provides both managers and engineers with critical process information necessary to make more informed decisions.

     Design. The Company's products allow design engineers to predict the behavior of chemical and physical processes, shorten the time required to design new processes or improve existing processes, achieve more efficient designs, decrease the cost of constructing or improving plants, and more easily comply with environmental and safety requirements.

     Operate. Operations engineers use SimSci products to improve a manufacturer's cost structure and profitability by modifying plant processes to reduce raw material requirements, save energy, maintain quality, enhance product yield and increase throughput. The Company also delivers customized, turn-key solutions, for example, through its yield accounting ("OpenYield") and Rigorous On-line Modeling ("ROM") service offerings. OpenYield uses reconciled plant data to measure plant performance and ROM uses on-line links to plant data for improving operations without interrupting the ongoing stream of materials.

     Manage. The Company's easy-to-use products enable corporate decision makers to base business and financial decisions on a more accurate and complete understanding of their operations, including operating and profit margins, return on capital equipment, raw materials selection, throughput, product quality and market timing.

     Information gathered in the design, operation and management functions can be used in an iterative way to further improve processing of materials, management of the enterprise, use of the Company's products and the design of new plants.

STRATEGY

     The Company's objective is to expand and extend the use of its simulation technology and solutions for design, operations and management functions throughout the process industries. The key components of the Company's strategy to achieve this objective include the following:

     Leverage Core Simulation Technology. Over the last three decades, the Company has created proprietary algorithms, designed process unit models and developed physical and chemical property prediction methods for rigorous process simulation. In addition, the Company has extended the visibility of its products by developing an interactive GUI as well as the Open Software Application Framework ("OSAF") architecture. The Company intends to continue to leverage this core technology to broaden the use of its products from the design of processes to the optimization of operations and the management of the enterprise.

     Integrate Core Products Into The Open Software Application Framework. The Company's integration tools and OSAF architecture enable customers to adapt their in-house and legacy software to interoperate with software from the Company or other third parties. As a result, customers can increase engineering productivity and expand the value of their existing technologies.

     Expand Operations Improvement Capabilities. The Company intends to continue developing turn-key solutions to enable engineers and managers to better operate and manage plant processes. SimSci's yield accounting solution combines current database technology with SimSci's data reconciliation technology to deliver an accurate and reliable plant performance monitoring system. On-line models of specific operating plants may be created by utilizing the Company's ROM services to create rigorous models that use real-time plant data and current economic objectives to determine more profitable process settings. The Company, in a joint development arrangement with Shell, is developing a new product to enable the use of common models for both offline and on-line applications.

     Penetrate Additional Process Industries. To date, the majority of the Company's revenue has been derived from sales to companies in the refining industry. The Company is seeking to increase sales of its products in additional process industries, including the upstream petroleum, petrochemicals and chemicals industries, by offering additional product functionality. For example, the Company recently acquired process information management software to facilitate increased penetration of the Company's products and services in the petrochemical and chemical industries.

     Acquire Complementary Businesses, Products and Technologies. The Company continually monitors developments in the process industries and seeks to acquire complementary businesses, products or technologies. During the first nine months of 1997, the Company completed eight acquisitions of assets, licenses and technology and the related hiring of approximately 75 new employees.

     Promote Strategic Relationships. SimSci has developed a network of alliances with a select group of customers that meet with SimSci senior technical and business management to help influence future technical direction. In addition, the Company has entered into strategic alliances with key customers and vendors to enhance SimSci's technology content and deliver more complete technology solutions. Customers and vendors with which the Company has alliances include Bayer, Fluor Daniel, IBM, Mobil, SAP AG and Shell.

TECHNOLOGY

     The Company believes that it has developed significant expertise in core simulation and mathematical technologies that allow customers to define, model, simulate, analyze and understand the behavior of complex processes. The core technology required to support the Company's customers includes software and chemical engineering, process analysis, heat and mass transfer, thermodynamics, fluid flow and solution algorithms related to the delivery of these competencies to the customer.

     Open Software Application Framework. SimSci's Open Software Application Framework is an architecture for integrating a GUI with application software components, proprietary simulation programs, engineering databases and other software applications used in the process industry. OSAF is implemented through SimSci GUI and integration technology which includes the PROVISION and Simply Visual Software.

     Engineering Models of Plant Process Equipment. Plant process equipment performs a variety of manufacturing functions, including heat exchange, distillation, chemical reaction, pumping and compressing. The Company's engineering models of such equipment are based on fundamental laws of chemistry and physics, including laws governing material and energy balances, chemical and thermodynamic equilibrium, rates of heat and mass transfer and chemical reaction. The Company's products incorporate models for substantially all standard process plant equipment types.

     Physical Property Data and Modeling Algorithms. The Company's library of physical property data and modeling algorithms includes thermodynamic properties, such as enthalpy, entropy and heats of formation, as well as transport properties, including viscosity, thermal conductivity and diffusivities. The Company's data and models have been developed over more than 20 years and are capable of representing a wide range of physical systems, such as those used in petroleum processes. The Company's data tables contain data for approximately 1,700 chemical components and are supplemented by methods for estimating property data for unknown or unusual compounds based on functional groups and utilities for regression analysis of experimental laboratory or plant data. In addition, the Company has substantial proprietary banks of chemical component interaction data to enhance the accuracy of simulation models.

     Solution Algorithms. Process simulation models require the solution of complex algebraic and partial differential equations that are often highly nonlinear and therefore difficult to solve. Also, optimization functions employ sequential quadratic programming techniques to solve these difficult equation sets. The Company's principal simulation software product, PRO-II, is based on a sequential modular solution technique, by which process unit models are solved sequentially in the most efficient order. In addition to utilizing a sequential modular technique, one of the Company's principal products under development, ROMeo, employs an equation-based solution technique in which the equations for multiple process models are solved simultaneously. Offering products that are based on both modeling techniques will allow the Company's customers to address a broader range of problems.

PRODUCTS AND SERVICES

     SimSci's strategy is to develop, market and sell products and services that help customers increase engineering productivity, leverage existing technology and improve plant profitability. SimSci's products are designed to run on industry-standard platforms and software environments, including Windows NT and UNIX, and utilize an easy-to-use GUI. The following table sets forth certain information with respect to the Company's products, service offerings and products under development.

                                                                                         PRODUCT
                                                                                       DEVELOPMENT
       APPLICATIONS AND PRODUCTS                    PRODUCT DESCRIPTION                  STATUS
----------------------------------------  ----------------------------------------  -----------------

Process Engineering:
  PRO/II................................  General-purpose simulation software with  Currently
                                          graphical flowcharting environment for    available
                                          processes in steady-state
  HEXTRAN...............................  Heat transfer simulation software         Currently
                                                                                    available

  DATACON...............................  Data reconciliation software for process  Currently
                                          data                                      available
Production Management:
    AIM-Supervisor System...............  Open VMS-based process information        Currently
                                          management software for continuous and    available
                                          batch processes
    OpenYield...........................  Integrated data reconciliation and yield  Currently
                                          accounting software                       available
    AIM/AT..............................  Windows NT based process information      Under development
                                          management software for continuous and
                                          batch processes
    PLANit..............................  Software for planning and scheduling      Under development
                                          applications which involve single and
                                          multiple plant sites

Oil & Gas Production:

  PIPEPHASE.............................  Simulation software for oil and gas       Currently
                                          gathering networks                        available
  NETOPT................................  Software for optimizing the production    Currently
                                          of oil and gas fields                     available
  PIPEPHASE-TACITE......................  Software to address the simulation of     Under development
                                          transient conditions in pipeline
                                          networks

Plant Safety and Regulatory Compliance:

  INPLANT...............................  Simulation software for plant piping      Currently
                                          systems                                   available
  Visual Flow Suite.....................  Simulation program that enables the       Currently
                                          design and modeling of safety systems     available
                                          and pressure relief networks

Model-based Control & Optimization:

  ROM...................................  Rigorous on-line modeling (ROM) and       Currently
                                          optimization service utilizing several    available
                                          of the Company's products
  FACS..................................  Implementation services and technology    Currently
                                          for online soft sensors based on          available
                                          rigorous dynamic models
  ROMeo.................................  Integrated system for performing          Under development
                                          off-line and on-line process simulation
                                          and optimization
  QDMC-PCTP.............................  Multi-variable process control software   Under development
                                          with enhanced model development,
                                          implementation and maintenance utilities

Application Integration:

  Simply Visual.........................  Single software interface for process     Under development
                                          industry applications based on Windows
                                          technology

                                                                                         PRODUCT
                                                                                       DEVELOPMENT
       APPLICATIONS AND PRODUCTS                    PRODUCT DESCRIPTION                  STATUS
----------------------------------------  ----------------------------------------  -----------------
  Simulation Manager....................  Integration and execution control         Under development
                                          software for the simultaneous
                                          application of separate software to
                                          problems spanning multiple process
                                          units. Programs may run on different
                                          platforms in a networked environment

  Products

     PRO/II. PRO/II is a steady-state simulation program that enables process engineers to rigorously model a wide range of organic and inorganic chemical processes, such as those found in oil and gas, chemical and petrochemical industries. Engineers use PRO/II to design new processes or to troubleshoot, debottleneck and retrofit existing operations and assess compliance with safety and environmental regulations. PRO/II has an intuitive and easy-to-use GUI through PROVISION.

     The Company derives a substantial portion of its total revenue from sales of its PRO/II simulation product. Revenue attributable to sales of PRO/II accounted for approximately 70% of the Company's total revenue in each of the last three years and the nine months ended September 30, 1997. The Company currently expects PRO/II, individually or integrated with other products, to account for a significant portion of the Company's total revenue in the future. See "Risk Factors -- Product Concentration."

     HEXTRAN. HEXTRAN is a steady-state simulation program that enables engineers to perform energy audits to monitor and optimize the performance of existing heat exchange network configurations and to design new systems.

     DATACON. DATACON is a data reconciliation program that enables users to turn real time process data into consistent and reliable information. DATACON reconciles flow, temperature an composition measurements to satisfy material and energy balances around each unit in a process plant, detects gross errors in measurements, pinpoints the errors' locations and confirms the presence or absence of measurement redundancy.

     AIM Supervisor System. AIM-Supervisor System provides a full complement of process analysis tools for effectively troubleshooting process problems, uncovering cause-and-effect relationships and improving product quality.

     OpenYield. OpenYield is an integrated data reconciliation and yield accounting system designed to improve plant performance. OpenYield tracks the movements of material through a process, identifies sources of material imbalance and reduces the uncertainty of material loss calculations. OpenYield utilizes the Company's data reconciliation technology to improve the accuracy of plant data used in yield calculations by applying statistical techniques to reconcile material balances on a unit-by-unit and plant-wide basis. The Company is currently enhancing its OpenYield offering to include links to enterprise management software, such as that offered by SAP AG, to provide an integrated plant performance and yield accounting system.

     PIPEPHASE. PIPEPHASE is a steady-state simulation program that enables engineers to simulate multiphase fluid flow in pipelines, networks and production transmission systems and is typically utilized to simulate the flow of gas or oil from the well to the processing complex.

     NETOPT. NETOPT is a program designed to optimize the design, production and planning of oil and gas networks and enhanced oil recovery. NETOPT has been developed in conjunction with Mobil Oil Corporation.

     INPLANT. INPLANT is a steady-state simulation program for designing, rating and analyzing plant piping systems. Utilizing INPLANT, engineers can efficiently rate and analyze the safety of plant piping systems as well as design new piping systems and revamp a wide variety of existing systems.

     Visual Flow Suite. Visual Flow Suite is a simulation program that enables process safety engineers to design and model safety systems and pressure relief networks in oil and gas processing facilities.

     ROM. ROM involves the development of on-line software models of existing process units. SimSci's core products, such as PRO/II and DATACON, are used by ROM engineers to develop on-line models. ROM provides operations personnel with highly accurate models for performing case studies and for determining how to improve operating profits. ROM combines real-time plant data with current economic objectives to precisely replicate plant operations and is designed to provide a real-world model of an actual operating facility, calculate new process setpoints to improve performance, and help determine the location and cause of operating problems.

     FACS. Facs is a complete information, control and optimization system for refinery fractionators based on a dynamic fractionator model using the dynamic emulator system.

  Products Under Development

     AIM/AT Suite. The AIM/AT Suite creates a secure, scalable system for manufacturing enterprise, proving open connectivity from control systems to business management systems.

     PLANit. PLANit is a proven planning system currently in use at multiple Shell refineries. It provides business managers with information designed to increase operating profits throughout a refinery and across multiple refineries. PLANit provides simulation-based decision support to operating managers by selecting optimal product manufacturing plans, including product selection, intermediates staging and feedstock procurement.

     PIPEPHASE-TACITE. This product expands the benefits of PIPEPHASE to address the simulation of transient conditions in pipeline networks. PIPEPHASE-TACITE is the result of a joint development and marketing agreement with Institut Francais Petrole ("IFP"), ELF Aquitaine Production ("ELF") and TOTAL.

     ROMeo. ROMeo ("Rigorous On-line Modeling and Equation-based Optimization") is a software application being jointly developed by the Company and Shell Oil Company that is designed to enable engineers to rigorously model and optimize plant operations on a unit, multi-unit and plant-wide basis, enhancing decision support at all business levels. ROMeo is designed to provide a united framework for data reconciliation, parameter estimation and process optimization. It will automatically retrieve pertinent plant data from the control system and use the information to predict new process setpoints rapidly and accurately to achieve optimum performance. The ROMeo system is based on an object-oriented design and will include a commercial database, facilitating data transfer between applications and enhancing application interoperability.

     QDMC/PCTP. QDMC is a multivariable controller that is used on-line to overcome process disturbances, predict future performance and determine the adjustments required to keep the process controlled within certain limits. Shell's PCTP tools include advanced algorithms to improve the accuracy, implementation and maintenance of multivariable controllers.

     Simply Visual. Simply Visual is a tool designed to upgrade legacy code to modern architectural standards to view and analyze historical and live process data, and to integrate critical applications through a single window interface. Simply Visual combines drawing and graphical capabilities with binary data transfer to form an effective interface between integrated applications.

     Simulation Manager. Simulation Manager orchestrates the application of multiple independent programs to large optimization problems, uniting both commercial and legacy software into a cross platform solution tool. Simulation Manager is used to solve extensive, plant-wide simulation problems, running applications in parallel across heterogeneous networked computing environments.

CUSTOMERS

     SimSci currently has over 650 customers across the major process industries, including the petroleum, petrochemical and chemical industries, and the engineering and construction industry that supports them. In 1995, 1996 and the nine months ended September 30, 1997, 64%, 67% and 65%, respectively, of SimSci's total revenue was generated from customers outside of the United States.

     The following table sets forth selected customers of the Company, categorized by process industry, whose current license and service agreements with the Company have a total contract value of at least $100,000, and selected academic institutions that use the Company's software for chemical engineering education:

PETROLEUM INDUSTRY
Agip SpA
Amerada Hess Corporation
Amoco Corporation
Arco
BP Oil Company
Chevron U.S.A. Inc.
Citgo Petroleum Company
Den Norske Stats
  Oljeselskap a.s.
Exxon Oil Corporation
Hindustan Petroleum
  Corp. Ltd.
Kuwait Oil Co.
Mobil Oil Corporation
Pemex
Pertamina
Petroleo Brasileiro-Petrobras
Petrolios de Venezuela
Royal Dutch Shell
Saudi Arabian Oil Co.
Scientific Computing
  Consulting Ltd. -- Vniigas
Sun Refining and
  Marketing Co.
Texaco Group, Inc.
Unocal Corporation
CHEMICAL AND OTHER
INDUSTRIES
Abbott Laboratories
Allied Signal Corporation
Bayer Corporation
Cabot Corporation
Eastman Chemical Company
Eastman Kodak Company
Eli Lilly & Company
Enichem SpA
General Electric Plastics
  Company
Henkel KGaA
Hoechst AG
Imperial Chemical
  Industries PLC
Kimberley Clark Corporation
Mitsubishi Chemical
  Corporation
Monsanto Company
Nippon Sanso Corporation
Nova Chemical Ltd.
Saudi Basic Industries Corp
Tokuyama Corp
ACADEMIC INSTITUTIONS
Carnegie-Mellon
Fachhochschule Ostfriesland
Indian Institute of Technology
Louisiana State University
University of Oklahoma
Pennsylvania State University
University of Southern
  California
University of Wisconsin
ENGINEERING &
  CONSTRUCTION INDUSTRY
ABB Lummus Global, Inc.
Bechtel Corporation
Brown & Root, Inc.
Chisso Corporation
Edeleanu GmbH
Fluor Daniel, Inc.
Foster Wheeler U.S.A.
  Corporation
IBB GmbH
Idem Isu Engineering
  Company, Ltd.
Ishikawajima-Harima Heavy
  Industries Co. Ltd.
Jacobs Engineering Group, Inc.
JGC Corporation
John Brown Engineers
  and Constructors B.V.
KTI BV
Kvaerner Engineering AS
M.W. Kellogg Company Ltd.
Niigata Construction Co. Ltd.
Nippon Oil Engineering
  and Construction
Raytheon Engineers &
  Constructors
Snamprogetti SpA
Stone & Webster
  Engineering Limited
Toyo Engineering Corporation

     Customers typically license SimSci's software for terms of one to five years. During the past five years, the substantial majority of all licenses have been renewed. Currently, the approximate annualized cost for the typical license by a single U.S. corporate user of one of SimSci's core products ranges from $10,000 to $50,000, depending on the product and options selected. The license fees charged by SimSci for each of its core products are typically based on the number of licensed users, with the cost per user declining as the customer increases the total number of licensed users. More than 95% of the Company's license contracts entered into before 1996 did not separately identify both software license fees and charges for customer support obligations. In 1996, the Company began increasing the number of new and renewed contracts that separately identify software license fees and maintenance and support fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company ships software products within a short period after receipt of an order and typically does not have a material backlog of unfilled orders. Total revenue in any quarter is dependent (and will become substantially dependent as the Company increases the number of contracts for new and renewing customers that result in the recognition of license revenue upon shipment) on orders booked and contract renewals in that quarter and are not predictable with any degree of certainty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company derives a significant portion of its total revenue from software licenses to companies in the petroleum industry, which is highly cyclical. Accordingly, the Company's future success is dependent upon the continued demand for process engineering software by companies in the petroleum industry. The Company believes that pricing pressures experienced by petroleum companies in connection with cost containment measures have led to delays and reductions in certain capital and operating expenditures by many of such companies in the past, and such delays or reductions could recur in the future. Any such delays, reductions or fluctuations could have a material adverse effect on the Company's business, operating results and financial condition. Further, the Company's revenue has in the past been, and may in the future be, subject to substantial period-to-period fluctuations as a consequence of general domestic and foreign economic conditions, political developments and other factors affecting spending in the petroleum industry. See "Risk Factors -- Concentration of Revenue in the Petroleum Industry."

     A significant portion of the Company's total revenue is derived from customers outside the United States, and the Company anticipates that international revenue will continue to be significant in the future. Revenue from customers outside the United States accounted for 61%, 64%, 67% and 65% of total revenue in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. The Company's international operations are subject to risks inherent in the conduct of international business, including unexpected changes in regulatory requirements, exchange rates, export license requirements, tariffs and other barriers, political and economic instability, limited intellectual property protection, difficulties in collecting payments due from sales agents or customers, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, and potentially adverse tax consequences. The Company derives substantial revenue from the sale of products to customers in the Middle East and in the past has been required to discontinue shipments to such customers due to trade embargoes imposed by the United States. There can be no assurance that future trade embargoes or any of the other foregoing factors will not have a material adverse effect on the Company's international operations and therefore its business, operating results and financial condition. See "Risk Factors -- Risks Associated With International Operations."

SALES AND MARKETING

     SimSci markets its products and services through its direct sales organization complemented by sales agents and distributors. As of September 30, 1997, the Company's global direct sales force included personnel located in three sales and support offices in the United States and international sales offices in Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom and Venezuela. The Company currently intends to add to its direct sales and support force in the United States and internationally. In addition, the Company devotes a significant portion of its sales and marketing efforts to increasing penetration of its products with new and existing large multinational customers. Due to their size and geographically dispersed installations and decision-making process, the Company assigns one senior sales representative world-wide responsibility for sales to these customers.

     In support of these sales efforts, the Company conducts marketing programs intended to position and promote its products and services. SimSci markets its products at a substantial discount to universities for use in teaching and research. The Company participates in industry tradeshows, publishes articles and advertisements in industry publications, conducts direct mail campaigns, and sponsors industry conferences and seminars.

STRATEGIC ALLIANCES

     SimSci has entered into a number of strategic alliances with respect to its core products, new products and product enhancements, including a development arrangement with Mobil with respect to NETOPT a joint development arrangement with Shell with respect to ROMeo, a general cooperation agreement with Bayer AG with respect to Simulation Manager; a development and marketing agreement with IFP, ELF and TOTAL with respect to PIPEPHASE-TACITE; and a marketing agreement with Japan National Oil Corporation ("JNOC") with respect to the integration of PIPEPHASE with JNOC's well simulation program. The Company also has entered into cooperation agreements with Fluor Daniel, IBM and SAP AG.

CUSTOMER SUPPORT

     Substantially all of the Company's term license contracts to customers include maintenance and support contracts, which typically range from 12 to 60 months and entitle the customer to product updates and to technical support. In addition, the Company offers instruction in the use of its products for various levels of student proficiency. Users of the Company's products can also attend user group conferences held at various times and locations worldwide.

PRODUCT DEVELOPMENT

     The Company's development efforts are focused on expanding SimSci's simulation software product line, designing enhancements to the Company's core technology, and integrating existing and new products into the Company's Open Software Application Framework. The Company has made substantial investments in product development, and SimSci currently has several products under development. The Company believes that its future performance will depend in large part on its ability to maintain and enhance its current product line, develop new and acquired technologies into commercial products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. The Company's research and development expenditures in 1995, 1996 and the nine months ended September 30, 1997 were $8.6 million, $12.2 million and $11.8 million, respectively, and represented 26%, 26% and 27%, respectively, of total revenue in such periods. The Company expects that it will continue to commit substantial resources to product development in the future. See "-- Products -- Products Under Development."

     The software market in which the Company competes is subject to rapid technological change, frequent introductions of new products, changes in customer demand and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future results of operations will depend in part upon its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms and by developing and introducing enhancements to its existing products and new products on a timely basis that keep pace with such technological developments, emerging industry standards and customer requirements. In addition, an important part of the Company's product development strategy is to acquire or obtain rights to new technologies from third parties to enhance the Company's existing products or to develop into new products. In this regard, during the first nine months of 1997, the Company completed eight acquisitions of assets, licenses and technology, including technology that will require significant additional development before release in commercial products. There can be no assurance that the Company will be successful in acquiring, developing and marketing products or enhancements that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful acquisition, development, introduction and sale of such products or enhancements or that such products or enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company has in the past experienced delays in the release dates of certain of its new products and enhancements to certain of its existing products. If release dates of any new significant products or product enhancements are delayed or if they fail to achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by the Company or the Company's competitors may cause customers to defer or forgo purchases of current versions of its products, which could in turn have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The market for commercial simulation software used in the petroleum, chemical and other process industries is intensely competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. The Company experiences significant competition from potential customers' decisions to internally develop their own process design, simulation and optimization applications as opposed to purchasing commercial software products such as the Company's. As a result, the Company must continuously educate existing and prospective customers about the advantages of the Company's products. There can be no assurance that these customers or potential customers will perceive sufficient value in the Company's products to justify purchasing them. In addition, customers or potential customers could enter into strategic relationships with one or more of the Company's competitors to develop, market and sell competing products and services.

     The Company has experienced and expects to continue to experience competition from current and future competitors, some of whom have significantly greater financial, technical, marketing and other resources than the Company. The Company's current direct competitors include Aspen, Hyprotech, Ltd. and Chemstations, Inc., and, with respect to the Company's technology and consulting services, the Hi-Spec division of Honeywell, Inc., the Advanced Control and Optimization Division of Aspen and ABB Simcon Inc. Certain of the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than can the Company. Also, certain of the Company's current and potential competitors have greater name recognition, larger installed bases and more diversified product lines that could be leveraged to increase market share to the Company's detriment. The Company expects to face increased competition as other established and emerging companies enter the commercial simulation software market in the process industries and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduction in license renewals and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. In addition, current and potential competitors have in the recent past, and may in the future, make strategic acquisitions, merge or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current or prospective customers. Such competition could materially adversely affect the Company's ability to sell new or renewal licenses and maintenance and service agreements on terms favorable to the Company. Further, competitive pressures could require the Company to reduce the price of licenses for its products and related services, which could materially adversely effect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

     The principal competitive factors in the Company's markets include: accuracy of modeling, enhancing the technology's ease of use, the ability to continually meet the customers' needs to leverage process information across the enterprise and to link operations information with enterprise applications, continually increase the size and complexity of processes that can be modeled accurately and in a timely manner, the need to continue to leverage the customers' operations and information technology strategies, customer support, price, hardware flexibility and vendor financial stability. The Company believes that the required knowledge of evolving software and hardware technologies and the need to leverage these, the level of development effort, and the chemical engineering and modeling expertise required to enter and succeed in the simulation technology industry represent significant barriers to entry.

PROPRIETARY RIGHTS

     To date, the Company has relied upon a combination of copyright, trade secret and trademark laws to protect its proprietary technology. SIMSCI, PRO/II, PROVISION, HEXTRAN, PIPEPHASE, THE SIMULATOR, OpenYield, AIM, AIM Supervisor, AIM/AT Suite, FACs, INPLANT, BATCHSIM, DATACON, ROM, ROMeo, VISUAL FLARE, VISUAL FLOW SUITE, VISUAL NETWORK and NETOPT are trademarks of the Company. The Company enters into confidentiality agreements with its employees, developers, distributors and customers and limits access to and distribution of the source code to its software and other proprietary information. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     In the future, the Company may receive communications from third parties or have other reasons to seek licenses under third-party intellectual property rights. In such cases, the Company may evaluate whether to obtain such licenses. However, there can be no assurance that such licenses will be available or if such licenses are made available, that the terms will not have a material adverse effect on the Company's results of operations.

     Certain technology used in the Company's products is licensed from third parties. These licenses may require the Company to pay royalties and to fulfill confidentiality obligations. The Company believes that there are alternative sources for each of the material components of technology licensed by the Company from third parties. However, the termination of any of such licenses, or the failure of the third party licensors to adequately maintain or update their products, could result in delay in the Company's ability to ship certain of its products while it seeks to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could result in a material adverse effect on the Company's results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

EMPLOYEES

     As of September 30, 1997, the Company had a total of 302 employees, including 138 in research and development, 111 in sales and marketing and related customer support services and 53 in general and administrative. Of these employees, 245 were located in the United States, 28 in Europe, 9 in South America and 20 in Asia. The Company also employs contract and temporary employees from time to time. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good.

     The Company currently subcontracts certain aspects of its research and development to outside contractors. The Company may in the future experience problems with its contractors, such as quality or on-time delivery problems. In addition, certain of these contractors are located outside the United States, and the Company may therefore suffer adverse consequences as a result of communication, cultural or political barriers or because the laws of other countries may be less protective of the Company's intellectual property than are the laws of the United States. In addition, the Company may in the future experience pricing pressure from its contractors. To date, the Company has had only limited experience with the use of research and development contractors. There can be no assurance that the Company will be able to manage its contract developers effectively or that these developers will meet the Company's future requirements for timely delivery of high-quality products.

FACILITIES

     The Company's principal administrative, sales, marketing and product development facility occupies approximately 60,000 square feet in Brea, California pursuant to a lease that expires in April 2008. The Company also occupies an approximately 45,000 square foot facility for its sales and support office in Houston, Texas pursuant to a lease that expires in March 2006. In addition, the Company also leases sales and support offices in Newtown, Pennsylvania. The Company also maintains international offices in Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom and Venezuela. The Company believes that its existing facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

     The Company has recently entered into a new lease for an approximately 45,000 square foot facility in the Houston, Texas area and intends to consolidate its Houston-area operations by relocating them to this facility in the near future. In addition, the Company is currently seeking alternate space near its Brea, California headquarters and could also move its Brea operations in the near future. Each move of Company facilities involves coordination of complex events in order to avoid or minimize disruption or delay of the Company's operations, including potential delays in product development or shipment of products. If any of the anticipated facility moves were to result in significant delays in product development or other disruption of operations, the Company's business, operating results and financial condition could be materially adversely affected.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

                  NAME                     AGE                      POSITION
-----------------------------------------  ----     -----------------------------------------
Charles R. Harris........................    48     President and Chief Executive Officer and
                                                    Director

Robert E. Grice, Jr......................    38     Executive Vice President, Finance and
                                                    Chief Financial Officer

Daniel T. Nichols........................    49     Executive Vice President, Human Resources
                                                    and Administration

Dirk M. Pfeiffer.........................    40     Executive Vice President, Sales,
                                                    Marketing and Engineering Services

Katherine Sullivan Abrams................    58     Executive Vice President, Research and
                                                    Development

Dr. Narendra K. Gupta(1)(2)..............    49     Director

Walter G. Kortschak(1)(2)................    38     Director

---------------
(1) Member of Audit Committee of the Board of Directors

(2) Member of Compensation Committee of the Board of Directors

     Charles R. Harris has served as President and Chief Executive Officer and as a director of the Company since July 1995. From September 1994 to June 1995, Mr. Harris was an independent consultant. From April 1993 to August 1994, Mr. Harris was employed by Computervision Corp., a computer modeling equipment provider ("Computervision"), as Vice President of the Industry Business Group and a Member of the Management Committee. From 1980 to 1993, Mr. Harris was employed by Hewlett-Packard Company, a computer and instrument manufacturer ("Hewlett-Packard") as Global Account Manager for General Motors/Electronic Data Systems. Mr. Harris holds a B.A. degree and an M.S. degree from Emory University in Georgia.

     Robert E. Grice, Jr. has served as Executive Vice President, Finance and Chief Financial Officer since October 1997. Prior to joining the Company, Mr. Grice served as Vice President, Finance and Chief Financial Officer of Smith Micro Software, Inc., a software company, from March 1996 to October 1997. From July 1993 to August 1994, Mr. Grice served as Chief Financial Officer of Newport Systems Solutions, Inc., a privately owned networking company, until its acquisition by Cisco Systems, after which Mr. Grice served as a director of finance at Cisco Systems, Inc. from August 1994 to March 1996. Mr. Grice is a certified public accountant and holds a B.S. degree from California Polytechnic University.

     Daniel T. Nichols has served as Vice President and then Executive Vice President, Human Resources and Administration of the Company since February 1996. From February 1995 to February 1996, Mr. Nichols was employed by Aspen Technology, Inc., a process simulation software company, as Director of Human Resources. From April 1990 to February 1995, Mr. Nichols was employed at Computervision, most recently as Director of Technical and Professional Support. Mr. Nichols holds a B.S. degree from the University of Massachusetts.

     Dirk M. Pfeiffer has served as Vice President and then Executive Vice President, Sales, Marketing and Engineering Services of the Company since September 1995. From January 1993 to June 1995, Mr. Pfeiffer was employed by SAP, an enterprise software company, as Director of Sales and Marketing for the oil and gas industry. From September 1987 to December 1992, Mr. Pfeiffer was employed by Hewlett-Packard as the European Account Manager for General Motors/Electronic Data Systems. Mr. Pfeiffer holds an M.B.A. degree from the University of Cologne in Germany.

     Katherine Sullivan Abrams became a consultant to the Company in August 1995 before joining the Company full-time as Vice President and then Executive Vice President, Research and Development of the Company in November 1995. From 1984 to February 1995, Ms. Abrams held senior management positions with Computervision's Software Development business unit, most recently as Director of Corporate Strategic Account Management. Previously she had ten years of field and product development experience with IBM. Ms. Abrams holds an B.S. degree from Cornell University.

     Dr. Narendra K. Gupta has been a director of the Company since March 1994. Dr. Gupta co-founded Integrated Systems, Inc., a real-time software company, in April 1980 and currently serves as its Chairman of the Board. Dr. Gupta is also a director of Digital Link Corp., a data communications equipment manufacturer. Dr. Gupta holds an M.S. degree from California Institute of Technology and a Ph.D. from Stanford University.

     Walter G. Kortschak has been a director of the Company since December 1993. Since August 1991, he has been a general partner of Summit Partners L.P. where he has been employed since June 1989. Summit Partners L.P. and its affiliates manage a number of venture capital funds, including Summit Ventures III, L.P. and Summit Investors II, L.P. He is also a director of Diamond Multimedia Systems, Inc., HMT Technology Corporation, Mecon, Inc. and SteriGenics International, Inc. He formerly served as a director of McAfee Associates, Inc. Mr. Kortschak received a B.S. degree from Oregon State University, an M.S. degree from the California Institute of Technology and an M.B.A. degree from the University of California, Los Angeles.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock based solely on publicly-available filings with the Securities and Exchange Commission received by the Company, (ii) each Selling Stockholder, (iii) each of the Company's directors, (iv) each of the named executive officers and (v) all executive officers and directors as a group. Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address for each stockholder is c/o Simulation Sciences Inc., 601 Valencia Avenue, Suite 100, Brea, California 92823.

                                                SHARES                                    SHARES
                                          BENEFICIALLY OWNED                        BENEFICIALLY OWNED
                                          PRIOR TO OFFERING       SHARES TO BE      AFTER THE OFFERING
      5% STOCKHOLDERS, DIRECTORS         --------------------     SOLD IN THE      --------------------
        AND EXECUTIVE OFFICERS            NUMBER      PERCENT       OFFERING        NUMBER      PERCENT
---------------------------------------  ---------    -------     ------------     ---------    -------
Van Wagoner Capital Management, Inc.(1)
  345 California Street, Suite 2450
  San Francisco, CA 94104..............    952,100      8.62%            --          952,100      6.98%

N. Fred Brannock(2)....................    552,740      5.00%            --          552,740      4.05%

Vincent S. Verneuil, Jr.(3)............    604,597      5.47%            --          604,597      4.44%

401(k) Plan(4).........................  1,142,715     10.35%         1,799        1,140,916      8.37%

Charles R. Harris(5)...................     69,204         *         25,000           44,204         *

Dirk M. Pfeiffer(6)....................     45,000         *         25,000           20,000         *

Katherine Sullivan Abrams(7)...........      8,000         *          4,000            4,000         *

Daniel T. Nichols(8)...................      6,763         *             --            6,763         *

Dr. Narendra K. Gupta(9)...............     15,843         *             --           15,843         *

Walter G. Kortschak....................      4,166         *             --            4,166         *

Other Selling Stockholders:

  Bryce Betteridge(10).................      7,733         *          5,733            2,000         *

  John L. Dial II......................     51,650         *         51,650               --         *

All executive officers and directors as
  a group (7 persons)(11)..............    148,976      1.33%        54,000           94,976         *

---------------
  *  Less than one percent of the outstanding Common Stock.

 (1) Information for Van Wagoner Capital Management, Inc. is based solely on information provided in a Form 13F filed with the Commission by such entity for the period ended June 30, 1997.

 (2) Includes shares held of record by various trusts for the benefit of members of Mr. Brannock's immediate family. Mr. Brannock served as Director of the Company until May 1996 and served as Vice President of the Company until November 1994.

 (3) Includes shares held of record by various trusts for the benefit of Mr. Verneuil's immediate family. Mr. Verneuil served as Vice President and Secretary of the Company until May 1996.

 (4) Represents shares held of record by the Company's 401(k) Plan which are beneficially owned by employees and former employees of the Company, each of whom exercises sole voting and investment control over the shares beneficially owned by each such employee or former employee through the plan. The 401(k) Plan disclaims beneficial ownership of such shares.

 (5) Includes 68,333 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of the date of this Prospectus.

 (6) Represents 45,000 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of the date of this Prospectus.

 (7) Represents 8,000 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of the date of this Prospectus.

 (8) Includes 5,333 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of this Prospectus.

 (9) Includes 15,499 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of the date of this Prospectus.

(10) Includes 5,733 shares of Common Stock issuable upon exercise of stock options that become exercisable within 60 days of the date of this Prospectus.

(11) Includes 136,832 shares subject to stock options held by directors and officers that are exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     Following the completion of the offering, the authorized capital stock of the Company shall consist of 30,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

STOCKHOLDER RIGHTS AGREEMENT

     In August 1997, the Company adopted a Stockholder Rights Agreement pursuant to which one Preferred Share Purchase Right (a "Right") was distributed for each outstanding share of Common Stock. Each Right entitles stockholders to buy one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $85.00 upon certain events. The Rights expire on August 13, 2007, unless earlier redeemed by the Company. The Rights become exercisable if a person acquires 15% or more of the Company's Common Stock or announces a tender offer that would result in such person owning 15% or more of the Company's Common Stock. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's Common Stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right would entitle its holder to purchase, at the Right's then-current exercise price, Common Stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.001 per Right at any time within ten days after a person has acquired 15% or more of the Company's Common Stock. The Stockholder Rights Agreement is designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain unfair or coercive tactics that may be used in takeovers. The Stockholder Rights Agreement could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. The Stockholder Rights Agreement could also have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CHARTER, BYLAWS AND STOCKHOLDER RIGHTS AGREEMENT

     The Company's Charter provides that all stockholder action must be effected at a duly called meeting or by unanimous written consent. The Bylaws also provide that the Company's stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of the Company's outstanding capital stock. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are also designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. These provisions of the Bylaws and the Stockholder Rights Agreement could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could also have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors -- Anti-takeover effects of the Company's Charter, Bylaws and
Section 203 of the Delaware General Corporation Law."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated, Wessels, Arnold & Henderson, L.L.C., and SoundView Financial Group, Inc. (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
                                   UNDERWRITER                          SHARES
            ---------------------------------------------------------  ---------
            BT Alex. Brown Incorporated..............................  1,215,000
            Wessels, Arnold & Henderson, L.L.C. .....................  1,080,000
            SoundView Financial Group, Inc. .........................    405,000
                                                                       ----------
            Total....................................................  2,700,000
                                                                       ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.55 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 405,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriters name in the above table bears to the total number of shares of Common Stock offered hereby, and the Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     All officers and directors of the Company and certain stockholders have agreed with the Underwriters that, until 90 days after the effective date of this offering (first sale February 17, 1998), they will not directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock of the Company which may be deemed to be beneficially owned by the undersigned on the date hereof in accordance with the rules and regulations of the Commission and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or enter into any hedging transaction relating to the Common Stock. The Company has also agreed not to sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 90 days after the effective date of this offering (until February 17, 1998) without the prior written consent of BT Alex. Brown Incorporated, subject to certain limited exceptions. The lockup agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of BT Alex. Brown Incorporated.

     The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act of 1933, as amended (the "Securities Act"), certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting BT Alex. Brown Incorporated, as managing underwriter, to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction and has therefore not been effectively placed by such syndicate member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, is Secretary of the Company. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Morrison & Foerster LLP, Irvine, California.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference in this Prospectus, are incorporated herein by reference and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that the Company files with the Commission electronically are contained in the Internet Web site maintained by the Commission. The Commission's Web site address is http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed to be qualified in its entirety by such reference.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus as to the rate of contract renewals, the Company's ability to integrate acquired assets, licenses and technology, the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the acceptance, performance and utility of the Company's products and services, the adequacy of capital resources, future fluctuations in various operating expenses, future capital expenditures, the sufficiency of existing and potential cash resources, disruptions associated with facilities moves, the use of the proceeds of this offering, and certain products' future percentage contribution to total revenue are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed herein and in the documents incorporated herein by reference. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements. See "Risk Factors."

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Dividend Policy.......................   14
Price Range of Common Stock...........   14
Capitalization........................   15
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   27
Management............................   40
Principal and Selling Stockholders....   42
Description of Capital Stock..........   44
Underwriting..........................   46
Legal Matters.........................   47
Experts...............................   47
Available Information.................   47
Information Regarding Forward-Looking
  Statements..........................   48

======================================================

======================================================
                                2,700,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                 BT ALEX. BROWN
                          WESSELS, ARNOLD & HENDERSON
                        SOUNDVIEW FINANCIAL GROUP, INC.
                               November 20, 1997
======================================================